UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

February 23, 2017

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

WESTONARIA 23 February 2017: Sibanye Gold Limited ("Sibanye" or the "Group") (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2016, and reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2016.
SALIENT FEATURES FOR THE YEAR ENDED 31 DECEMBER 2016
·
Record operating profit of R10.5 billion (US$717 million)
·
Headline earnings of R2.5 billion (US$169 million) – represents a 269% increase year-on-year
·
Normalised earnings per share increased 196% to 397 cents (ZAR) (27 US cents)
·
Total dividend of 145 cents per share (ZAR) for the year, representing 37% of normalised earnings
SALIENT FEATURES FOR THE SIX MONTHS ENDED 31 DECEMBER 2016
·
Platinum Division delivers operating profit of R304 million (US$21 million)
·
Rustenburg operations return to profitability with a R74 million (US$5 million) operating profit for November and December
·
Kroondal and Mimosa Operations continued their excellent performance
·
Gold production was 2% higher than for the first half of 2016 at 23,805kg (765,400oz)
·
Final dividend, number 8 of 60 cents per share (ZAR) declared
United States Dollars
South African Rand
Year
Six months ended
Six months ended
Year
Dec
2015
Dec
2016
Dec
2015
June
2016
Dec
2016
KEY STATISTICS
Dec
2016
June
2016
Dec
2015
Dec
2016
Dec
2015
Gold Division
1,536.0        1,512.2
822.1 746.8
765.4      000’oz
Gold produced kg
23,805
23,229 25,571
47,034
47,775
1,160
1,242
1,115 1,220
1,268      US$/oz
Revenue
R/kg        569,535      603,427      487,736       586,319      475,508
65
59
61 57
61     US$/t
Operating cost R/t
854
869 839
862
825
497.0
691.7
298.0 346.0
345.7       US$m
Operating profit
Rm        4,834.6          5,320.7     3,971.0     10,155.3       6,337.0
28
37
32 38
36%
Operating margin %
36
38 32
37
28
1,031
954
941 908
1,005       US$/oz
All-in sustaining cost
R/kg        451,352       448,922       411,795       450,152      422,472
Platinum Division – attributable
1
-     238,662
-       51,346       187,316    oz
Platinum produced kg
5,826
1,597 -
7,423
-
-     420,763
-        92,773       327,990    oz
4E PGM
2
production kg
10,201
2,886 -
13,087
-
-
832
- 832
874     US$/4Eoz        Average basket price                  R/4Eoz
12,204
12,499 -
12,209
-
-
25.6
- 4.7
20.9      US$m
Operating profit Rm
304.1
72.2 -
376.3
-
-
10
- 10
10%
Operating margin %
10
10 -
10
-
-
701
- 683
734     US$/4Eoz
Operating cost R/4Eoz
10,260
10,268 -
10,296
-
Group
56.2
252.2
41.1 21.7
230.5      US$m
Basic earnings
Rm       3,368.6
333.0
537.1        3,701.6
716.9
52.9
169.4
38.6 72.4
97.0      US$m
Headline earnings
Rm      1,372.7         1,113.9
505.0        2,486.6
674.6
95.7
249.1
75.2 139.9
109.2      US$m
Normalised earnings
Rm       1,505.0        2,152.0
976.5        3,657.0       1,219.8
10
27
8 15
12      cps
Normalised earnings cps
163
234 107
397
134
1
The Platinum Division’s results for the year ended 31 December 2016 are for the nine months since acquisition for Aquarius and for two months since acquisition for the Rustenburg Operations. 2 Platinum Group
Metals of which 4E represents platinum, palladium, rhodium and gold.
Stock data for the six months ended 31 December 2016
JSE Limited – (SGL)
Number of shares in issue Price range per ordinary share ZAR21.98 to ZAR70.23
– at end December 2016 929,004,342 Average daily volume 6,213,336
– weighted average 924,379,018
NYSE – (SBGL); one ADR represents four ordinary shares
Free Float 80% Price range per ADR US$6.41 to US$20.78
Bloomberg/Reuters SGLS / SGLJ.J Average daily volume 1,635,498

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE

“The new safety structures and interventions announced in August 2016, have thus far been effective, with the Group safety performance much improved in the second half of the year. The safety performance for the Gold Division for the six months ended 31 December 2016, compared with the previous period included:
·   50% improvement in the FIFR to 0.07 per million man hours;
·   27% improvement SIFR to 3.72 per million man hours; and
·   19% improvement in the LDIFR to 6.25 per million man hours.
The Sibanye Group delivered a solid operating result. The Gold Division benefited from a relatively high rand gold price for most of the year. Unfortunately margins towards the end of the year have shrunk considerably due to a substantially lower rand gold price.
Operating profit for the Gold Division for the six months ended 31 December 2016, was R4,835 million (US$346 million),
22% higher than for the comparable period in 2015, driven primarily by a 17% increase in the average rand gold price received to R569,535/kg (US$1,268/oz) compared with the same period in 2015. While the average rand gold price during the last six months of 2016 was 9% lower than for the six months ended 30 June 2016. Operating profit from the
Gold Division, for the year ended 31 December 2016 of R10,155 million (US$692 million), 60% higher than for the previous year.
Operating profit for the Platinum Division for the six months ended 31 December 2016, of R304 million (US$21 million)
reflects a positive contribution from the Rustenburg Operations from 1 November 2016 and another good performance at the Kroondal and Mimosa Operations. The operating margin for the Platinum Division increased to 10%.
Normalised earnings of R1,505 million (US$109 million) for the six months ended 31 December 2016, was R528 million
(US$34 million) higher than the R977 million (US$75 million) reported for the comparative period in 2015. Normalised earnings of R3,657 million (US$249 million) for the year, were also significantly higher than in 2015 (R1,220 million and
US$96 million).
Consistent with Sibanye’s dividend policy, the Board has declared a final dividend of 60 cents per share (R560 million)
equivalent to 37% of normalised earnings. The comparative final dividend declared in 2015 was 90 cents per share
(R916 million). The total dividend of 145 cents per share (R1,345 million) for the year ended 31 December 2016 represents a dividend yield of 5%.
GOLD DIVISION
For the six months ended 31 December 2016, total gold production from Sibanye’s Gold Division was 23,805/kg (765,400oz).
While this is similar to that produced during the six months ended 30 June 2016, it is 7% lower than the comparative period in
2015, primarily due to the cessation of underground mining operations at Cooke 4 mine during the period, ongoing engineering-related bottlenecks at Driefontein and the impact of severe storm activity in the December quarter, which resulted in a number of power outages.
Gold sales were marginally lower than production at 23,676kg (761,200oz), which resulted in 129kg (4,100oz) remaining unsold at year end. Accordingly, operating costs were credited R43 million (US$3 million).
A stronger US dollar gold price, together with a weaker rand/dollar exchange rate, resulted in a 17% year-on-year increase in the average rand gold price from R487,736/kg to R569,535/kg, offsetting the lower production, with revenue increasing by 8%
to R13,484 million from R12,472 million.
Unit costs reflect the decline in production with total cash cost (TCC) and All-in sustaining cost (AISC), increasing by 10% to
R372,504/kg (US$829/oz) and R451,352/kg (US$1,005/oz) respectively year-on-year. An increase in project expenditure resulted in All-in cost (AIC) increasing by 13% to R476,774/kg (US$1,062/oz). Margins of 35% (TCC), 21% (AISC) and 16% (AIC) were approximately three percentage points higher than for the comparative period in 2015, driven by the higher gold price.
Underground production at Driefontein for the six months ended 31 December 2016, was 9% lower year-on-year at 7,208kg
(231,700oz) due to various engineering issues, power outages and a seismic event, which affected volumes from the
Masakhane, Ya Rona and Hlanganani shafts. This was despite the yield increasing from 6.69g/t to 7.05g/t due to significantly improved mining quality factors. As a result of the lower production, TCC and AISC increased by 17% and 14% to R350,875/kg
(US$781/oz) and R420,763/kg (US$937/oz), respectively.
Kloof underground production was 3% higher year-on-year at 7,062kg (227,000oz) for the second half of 2016, as a result of a
1% increase in throughput and a 2% improvement in the average yield to 6.59g/t, driven largely by a 13% improvement in the
Mine Call Factor (MCF). Costs continued to be well managed with TCC 2% lower at R331,818/kg (US$739/oz) and AISC marginally higher at R426,233/kg (US$949/oz) mainly due to an increase in capital expenditure.
Beatrix’s production six months under review was 7% lower year-on-year at 4,975kg (159,900oz) due to a 7% decline in the average yield to 3.45g/t. This decrease was primarily due to lower volumes mined and processed from the higher grade
Beatrix 4 shaft. Throughput was similar at 1.44 Mt.
Underground production from Cooke for the second half of 2016 was 30% lower year-on-year mainly due to the closure of
Cooke 4 shaft in September 2016. Tonnes milled decreased by 42%, while the average grade increased from 3.62g/t to
4.39g/t.
Gold production from the surface operations increased by 8% for the comparable six months in 2015, mainly due to an increase in volume from Kloof surface sources. Following the cessation of underground operation at the Cooke 4 shaft, Kloof utilised spare capacity at the Cooke 4 plant to mill additional volumes of lower grade Venterspost surface material, resulting in an additional 14kg (450oz) of production or an increase of 23%. The other surface operations were similar year-on-year.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

PLATINUM DIVISION
The Platinum Division delivered attributable PGM production of 327,990oz (4E) for the six months ended 31 December 2016.
Average operating costs for the Division were well managed at R10,260/4Eoz (US$734/4Eoz), resulting in an 11% cash operating margin, despite the average basket price remaining subdued at R12,204/oz (4E) (US$874/oz (4E). The Platinum
Division recorded a R304 million (US$21 million) operating profit, excluding the equity accounted attributable operating profit of R186 million from Mimosa.
Particularly pleasing was the turnaround at the Rustenburg Operations, which were acquired effective from 1 November
2016. Attributable production from the Rustenburg Operations for November 2016 and December 2016 was 137,787oz (4E),
which was in line with our expectations. While not owned by Sibanye for the full December 2016 quarter, for comparative purposes the Rustenburg Operations produced approximately 210,000oz (4E) for the quarter, an improvement of 7% from the previous quarter and 9% more than for the comparable quarter in 2015. Operating cost for the Rustenburg Operations averaged R11,485/4Eoz (US$822/4Eoz) for November 2016 and December 2016, which, while consistent with our expectations, is unsustainable and highlights the necessity and importance of realising the operating and cost synergies identified during the due diligence to ensure the sustainability of the Rustenburg Operations.
Attributable PGM production of 190,203oz (4E) from Kroondal, Mimosa and Platinum Mile was above guidance for both the
September and December 2016 quarter. The solid operational performance at Kroondal through the period enabled sufficient stockpiles to be built to support planned milling operations throughout the annual 11-day Christmas break, for the first time in four years. Due to operational outperformance and good cost control, operating costs at all these operations for the six months ended 31 December 2016 were lower than for the previous six months, with unit costs at Kroondal declining by
3%, Mimosa by 13% and Platinum Mile by 48%. Platinum Mile delivered a 39% operating margin for the December half year, a notable achievement. Attributable capital expenditure from Kroondal and Platinum Mile for the six months was R109 million
(US$8 million).
Following the successful integration of the Aquarius Operations, the integration of the Rustenburg Operations is now underway and according to schedule. The Group has previously highlighted that it expects to realise operational synergies of approximately R800 million per annum from the combined Aquarius and Rustenburg operations over a three year period. The first steps in realising these synergies have begun, with approximately R400 million in synergies expected to be realised by year-end. A Section 189 process at the Platinum Division was announced on 26 January 2017.
INTERNAL GROWTH PROJECTS
Expenditure on organic growth projects for the year ended 31 December 2016 was R762 million (US$52 million), 70% of which was spent at the Burnstone project. As a result of the recent strength in the rand and its impact on operating margins for the gold industry, organic project capital expenditure is being reviewed. This includes reviewing the planned 2017 capital profile at the UG2 project at Rustenburg, the Burnstone project and the West Rand Tailings Retreatment Project (WRTRP). Certain
projects may be deferred or placed on care and maintenance until commodity prices sustainably improve and/or exchange rate volatility has subsided.
CORPORATE ACTIVITY
The Stillwater Acquisition
Good progress has been made regarding the proposed acquisition of Stillwater Mining Company Limited (Stillwater), which was announced on 9 December 2016 (Transaction). The acquisition of this Tier 1, low cost PGM producer is expected to significantly enhance Sibanye’s asset base and create a globally competitive South African mining champion.
In addition to expanding Sibanye’s portfolio with high-grade reserves that currently support over 25 years of mine life, Stillwater also offers near-term, low-cost organic growth through the Blitz Project, medium term growth through the Lower East Boulder project and longer term opportunities through the substantial unmined strike extensions of the current operations.
The world class downstream processing facilities will provide Sibanye with a mine-to-market PGM business and a steady state recycling operation that has consistent margins and strategic insight into the PGM markets. Ultimately, this transaction will attractively position Sibanye’s Platinum Division on the global cost curve, enhancing our ability to sustain and pay industry-
leading dividends.
On 3 February 2017, an update on the transaction was released which indicated that a General Meeting of shareholders to approve the proposed Transaction will be held in in mid-April 2017, followed by an equity capital raise in the form of a rights offer with a minimum value of US$750 million and a targeted value of US$1.3 billion.
OUTLOOK
Gold production for the year ending 31 December 2017 is forecast between 47,000kg and 48,000kg (1.51Moz and 1.54Moz), with TCC forecast between R385,000/kg and R395,000/kg (US$890/oz to US$910/oz) and AISC of between R470,000/kg and
R480,000/kg (US$1,080/oz to US$1,105/oz). Total capital expenditure for 2017, including Burnstone, is currently planned at approximately R4.0 billion (US$300 million). The dollar costs are based on an average exchange rate of R13.50/US$.
The Platinum Division is forecast to produce between 1.05Moz and 1.10Moz (4E). Operating cost for the Kroondal Operation is forecast at R10,500/4Eoz (US$780/4Eoz), the Mimosa Operation at R11,400/4Eoz (US$845/4Eoz), the Platinum Mile Operation
at R8,500/4Eoz (US$615/4Eoz) and the Rustenburg Operation at R11,800/4Eoz (US$875/4Eoz). The total operating cost for the
Platinum Division is forecast at R11,150/4Eoz to R11,450/4Eoz (US$825/4Eoz – US$850/4Eoz). The expected capital expenditure for 2017 is planned at approximately R900 million (US$67 million) or R780/4Eoz to R850/4Eoz. Marketable (saleable) chrome production from Rustenburg is forecast at approximately 400,000t.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
The ongoing strength in the rand and relatively muted consensus outlook for the gold price will impact the South African mining industry operating margins in 2017, including those of Sibanye’s South African Gold and Platinum Divisions. As
mentioned, in light of these factors and the likely impact on cash flow, management is re-evaluating its current growth capital expenditure plans.

23 February 2017
Neal Froneman
Chief Executive Officer

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

SALIENT FEATURES AND COST BENCHMARKS
Gold Division – Salient features and cost benchmarks for the six months ended
31 December 2016, 30 June 2016 and 31 December 2015
Gold Division
Driefontein
Kloof
Beatrix
Cooke
Total
Under-
ground
Surface
Under-
ground       Surface
Under-
ground       Surface
Under-
ground       Surface
Under-
ground
Surface
Tonnes milled/treated
000’t
Dec 2016
10,174
4,018
6,156
1,022
2,017
1,072
1,476
1,444
720
480
1,943
Jun 2016
10,007
4,066
5,941
1,033
1,899
937
1,191
1,418
751
678
2,100
Dec 2015
10,129
4,539
5,590
1,203
1,764
1,064
996
1,441
756
831
2,074
Yield
g/t
Dec 2016
2.34
5.31
0.40
7.05
0.52
6.59
0.51
3.45
0.31
4.39
0.22
Jun 2016
2.32
5.10
0.42
6.50
0.61
7.09
0.63
3.26
0.29
4.05
0.18
Dec 2015
2.52
5.13
0.41
6.69
0.60
6.44
0.62
3.72
0.32
3.62
0.19
Gold produced
kg
Dec 2016
23,805
21,352
2,453
7,208
1,049
7,062
760
4,975
222
2,107
422
Jun 2016
23,229
20,726
2,503
6,712
1,161
6,642
746
4,626
218
2,746
378
Dec 2015
25,571
23,271
2,300
8,043
1,050
6,852
619
5,364
240
3,012
391
000’oz
Dec 2016
765.4
686.5
78.9
231.8
33.7
227.1
24.4
159.9
7.2
67.7
13.6
Jun 2016
746.8
666.3
80.5
215.8
37.3
213.5
24.0
148.7
7.0
88.3
12.2
Dec 2015
822.1
748.2
73.9
258.6
33.7
220.3
19.9
172.5
7.7
96.8
12.6
Gold price received
R/kg
Dec 2016
569,535
568,824
569,209
569,078
589,277
Jun 2016
603,427
603,595
603,384
604,129
601,312
Dec 2015
487,736
487,078
488,583
488,276
486,747
US$/oz
Dec 2016
1,268
1,266
1,267
1,267
1,312
Jun 2016
1,220
1,221
1,220
1,222
1,216
Dec 2015
1,115
1,113
1,117
1,116
1,112
Operating cost
R/t
Dec 2016
854
1,946
142
2,395
188
2,150
155
1,273
120
2,558
93
Jun 2016
869
1,937
138
2,354
177
2,471
171
1,219
132
2,062
87
Dec 2015
839
1,714
129
1,953
165
2,181
160
1,167
134
1,719
81
Operating margin
%
Dec 2016
36
36
38
40
37
43
47
35
32
2
25
Jun 2016
38
37
45
40
52
42
55
38
24
15
19
Dec 2015
32
32
35
40
43
31
47
36
14
3
8
Total cash cost 1
R/kg
Dec 2016
372,504
350,875
331,818
378,718
555,838
Jun 2016
381,635
360,130
350,189
384,723
505,410
Dec 2015
339,017
300,319
337,692
326,481
465,971
US$/oz
Dec 2016
829
781
739
843
1,238
Jun 2016
772
728
708
778
1,022
Dec 2015
775
686
772
746
1,065
All-in sustaining cost 1
R/kg
Dec 2016
451,352
420,763
426,233
453,454
623,550
Jun 2016
448,922
422,253
427,883
452,044
560,723
Dec 2015
411,795
370,043
416,905
389,097
523,244
US$/oz
Dec 2016
1,005
937
949
1,010
1,388
Jun 2016
908
854
865
914
1,134
Dec 2015
941
846
953
889
1,196
All-in cost 1
R/kg
Dec 2016
476,774
425,315
438,392
454,320
637,927
Jun 2016
465,952
424,400
432,661
452,106
562,164
Dec 2015
421,548
371,572
425,177
389,097
527,329
US$/oz
Dec 2016
1,062
947
976
1,012
1,420
Jun 2016
942
858
875
914
1,137
Dec 2015
963
849
972
889
1,205
All-in cost margin
%
Dec 2016
16
25
23
20
(11)
Jun 2016
23
30
28
25
7
Dec 2015
14
24
13
20
(8)
Total capital expenditure 2
Rm
Dec 2016
2,130.9
583.4
764.4
339.2
136.0
Jun 2016
1,693.3
468.2
539.8
289.2
113.2
Dec 2015
1,787.9
579.1
598.7
300.7
154.8
US$ mil
Dec 2016
150.4
41.2
53.8
24.0
9.6
Jun 2016
110.1
30.4
35.1
18.8
7.4
Dec 2015
131.4
43.1
43.9
21.8
11.2
Average exchange rates for the six months ended 31 December 2016, 30 June 2016 and 31 December 2015 were R13.97/US$, R15.38/US$ and R13.61/US$, respectively.
Figures may not add as they are rounded independently.
1
Total cost, All-in sustaining cost and All-in cost are defined in the Gold Division - Unit Cost Benchmarking Metrics included elsewhere in this report.
2
Included in total capital expenditure is expenditure of R307.9 million (US$21.8 million), R282.9 million (US$18.4 million) and R154.6 million (US$11.4 million) for the six months ended
31 December 2016, 30 June 2016 and 31 December 2015, respectively, the majority of which was spent on our growth project, Burnstone.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Platinum Division – Salient features and cost benchmarks for the six months ended
31 December 2016 and 30 June 2016 covering periods from the relevant acquisition dates 1.
Platinum Division – attributable 1
Kroondal
Mimosa
Platinum
Mile
Rustenburg
Total
Under-
ground
Surface
Attributable
Attributable
Surface
Under
ground
Surface
Tonnes milled/treated
000’t
Dec 2016
8,920
3,690
5,230
1,801
685
4,236
1,204
994
Jun 2016
2,692
1,259
1,433
932
327
1,433
-
-
Plant head grade
g/t
Dec 2016
1.74
3.06
0.82
2.47
3.57
0.65
3.65
1.53
Jun 2016
1.65
2.78
0.65
2.50
3.57
0.65
-
-
Plant recoveries
%
Dec 2016
65.55
82.26
21.40
82.13
78.39
12.54
84.54
37.42
Jun 2016
65.09
80.15
8.58
80.96
78.54
8.58
-
-
PGM 4E production 2
4Eoz
Dec 2016
327,990
298,576
29,414
117,520
61,585
11,098
119,471
18,316
Jun 2016
92,773
90,198
2,575
60,707
29,491
2,575
-
-
Average PGM 4E basket price
R/4Eoz
Dec 2016
12,204
12,197
12,277
12,324
12,590
12,300
11,870
12,263
Jun 2016
12,499
12,491
12,769
12,578
12,313
12,769
-
-
US$/4Eoz
Dec 2016
874
873
879
882
901
880
850
878
Jun 2016
832
831
846
836
822
846
-
-
Operating cost
R/t
Dec 2016
377
861
36
613
902
15
1,209
128
Jun 2016
354
735
19
630
1,035
19
-
-
US$/t
Dec 2016
27
62
3
44
65
1
87
9
Jun 2016
24
49
1
42
69
1
-
-
Operating margin
%
Dec 2016
11
8
35
16
23
39
1
33
Jun 2016
10
11
1
11
16
1
-
-
Operating cost 3
R/4Eoz
Dec 2016
10,260
10,639
6,411
9,388
10,028
5,569
12,185
6,923
Jun 2016
10,268
10,256
10,660
9,683
11,482
10,660
-
-
US$/4Eoz
Dec 2016
734
762
459
672
718
399
872
496
Jun 2016
683
682
707
642
766
707
-
-
Total capital expenditure
Rm
Dec 2016
356.8
356.3
0.5
108.5
99.1
0.5
148.7
-
Jun 2016
128.8
128.0
0.8
67.3
60.7
0.8
-
-
US$ mil
Dec 2016
24.8
24.8
-
7.7
7.0
-
10.1
-
Jun 2016
8.3
8.2
0.1
4.3
3.9
0.1
-
-
1
Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%), Platinum Mile surface operation and Rustenburg. Kroondal, Mimosa and Platinum Mile are included in the six months ended 30 June 2016 for three months since acquisition, and Rustenburg is included in the six months ended 31 December 2016 for two months since acquisition.
2
Production per product
Six months ended
Dec 2016
Jun 2016
Platinum
187,316
51,346
Palladium
105,134
31,022
Rhodium
27,586
7,996
Gold
7,954
2,409
PGM4E production (4Eoz)
327,990
92,773
Ruthenium
43,172
12,186
Iridium
10,085
3,079
Total
381,247
108,038
3
Operating costs are all mining related costs before amortisation and depreciation, royalties, taxation and non-recurring items.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

FINANCIAL AND OPERATING REVIEW OF THE GROUP
For the six months ended 31 December 2016
compared with the six months ended
31 December 2015
REVENUE
Revenue increased by 33% to R16,536 million from
R12,472 million. This included first time revenue from the newly acquired Platinum Division of R3,052 million. The balance of the increase of R1,012 million represents an increase of 8% for the Gold Division. This increase was due to a 17% increase in the rand gold price, offsetting the decrease in gold sales
partly due to the cessation of mining at Cooke 4.
OPERATING COSTS
Operating costs, including R2,748 million at the Platinum
Division, increased by 34% to R11,397 million. Costs at the
Gold Division were well controlled and showed an increase
of 2% to R8,650 million from R8,501 million, despite above
inflation increases on electricity and labour costs. These
increases were partly offset by the cessation of mining at
Cooke 4. Gold production of 129kg was unsold at year end
due to timing differentials, resulting in a credit to operating costs of R43 million.
OPERATING PROFIT
Operating profit for the Group was 29% higher at
R5,139 million, from R3,971 million for the comparable period in 2015. The Group operating margin remains robust at 31%,
while the operating margin at the Gold Division increased
from 32% to 36%.
CAPITAL EXPENDITURE
Capital expenditure of R2,131 million at the Gold Division was
19% higher year-on-year largely due to expenditure of
R461 million on Burnstone and other projects, approved in
2015.
Sustaining capital expenditure at the Gold Division was
higher at R418 million due to the timing of winder and
technical upgrades as well as energy saving projects. Ore
reserve development capital (ORD) was similar year-on-year
at R1,252 million.
Attributable capital expenditure at the Platinum Division was
R259 million for the six months ended 31 December 2016 of
which the majority was spent on conveyor installations.
AMORTISATION AND DEPRECIATION
Amortisation and depreciation of R2,097 million was
marginally higher than for the comparable period in 2015.
This included an attributable R171 million from the
consolidation of the Platinum Division, partly offset by lower amortisation and depreciation from the Gold Division,
primarily due to the impairment of Cooke 4.
FINANCE EXPENSES
Finance expenses increased from R299 million to R518 million.
This increase was due to a R132 million increase in interest paid following an increase in gross debt required to fund the acquisition of the Aquarius and Rustenburg Operations.
Sibanye’s average gross debt outstanding (excluding the
Burnstone Debt) was approximately R6,300 million during the
second half of 2016, compared with R3,600 million for the
comparable period in 2015.

In addition, there was a R48 million increase in the
environmental rehabilitation obligation accretion expenses
mainly due to the acquisition of Aquarius and the Rustenburg
Operations, which added R35 million, and new disturbances.
SHARE OF RESULTS OF EQUITY-ACCOUNTED INVESTMENTS
The R98 million gain from share of results of equity-accounted investments, was primarily due to Sibanye’s share of losses of
R41 million relating to its 33.1% interest in Rand Refinery, and share of gains of R144 million from its attributable share in
Mimosa.
For additional information of Sibanye’s equity-accounted
investments see note 9 of the condensed consolidated
preliminary financial statements included elsewhere in this
report.
GAIN AND LOSS ON FINANCIAL INSTRUMENTS
The R144 million net gain for the six months ended
31 December 2016 compares with a R255 million net loss on
financial instruments for the six months ended 31 December
2015. This primarily consists of a R105 million fair value gain
(31 December 2015: R96 million fair value loss) related to the share-based payment obligations, a R45 million fair value
gain (31 December 2015: Rnil) on the Cooke hedges, a
R21 million fair value gain (31 December 2015: Rnil) on the
“purchase of concentrate” debtor acquired on acquisition
of the Rustenburg Operations, and a R29 million loss
(31 December 2015: R163 million loss) on revised estimated
cash flows of the Burnstone Debt.
For additional information of the gain and loss on financial instruments see note 4 of the condensed consolidated
preliminary financial statements included elsewhere in this
report.
GAIN AND LOSS ON FOREIGN EXCHANGE DIFFERENCES
The gain on foreign exchange differences of R182 million was mainly due to exchange rate gains of R124 million on the
Burnstone Debt and R98 million on the US$350 million
revolving credit facility, partly offset by the effect of
exchange rate fluctuations on other financial assets and
financial liabilities of R40 million.
NON-RECURRING ITEMS
GAIN ON ACQUISITION
A gain on acquisition of R2.4 billion arose on the acquisition of the Rustenburg Operations.
For additional information on the gain on acquisition see
note 8
of the condensed consolidated financial statements
included elsewhere in this report.
IMPAIRMENTS
As a result of a decrease in the gold price from 30 June 2016, a decision was taken during the six months ended
31 December 2016, to impair the goodwill allocated to the
Cooke CGU by R201 million and the Cooke 1, 2 and 3 mining
assets by R355 million.
For additional information on the impairments see note 5 of
the condensed consolidated financial statements included
elsewhere in this report.
SHARE-BASED PAYMENT ON BEE TRANSACTION
An expense of R240 million relating to share-based payment
on BEE transaction was recognised as part of the Rustenburg
Operations acquisition. This represents the BEE shareholders attributable value over the expected life of mine.
For additional information on the impairments see note 8 of
the condensed consolidated financial statements included
elsewhere in this report.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
RESTRUCTURING COSTS
Restructuring costs, including voluntary separation
packages, of R149 million (31 December 2015: R74 million)
were incurred at Driefontein, Kloof, Beatrix, Cooke and
Corporate Services.
TRANSACTION COSTS
Transaction costs of R43 million primarily related to the
acquisition of the Rustenburg Operations.
MINING AND INCOME TAX
Mining and income tax increased from R383 million to
R738
million. Current tax increased by R83 million to
R618 million due to an increase in taxable mining income for the period. Deferred tax increased from a credit of
R153 million to a charge of R120 million.
CASH FLOW ANALYSIS
Sibanye defines free cash flow as cash from operating
activities before dividends, less additions to property, plant and equipment.
Free cash flow of R330 million compares with R438 million for the six months ended 31 December 2015. This was largely due
to the R832 million increase in cash generated from the
operating activities, a R41 million increase in investment in working capital, a R129 million increase in net interest paid, a
R150 million increase in royalties and taxation paid, and a
R602 million increase in capital expenditure.
Available cash at 31 December 2016 (after net loans raised
of R2,075 million) increased to R968 million from R871 million at 30 June 2016.
DIVIDEND DECLARATION
The Sibanye Board approved a final dividend, number 8, of
60 cents per share (ZAR) (gross) resulting in a total dividend of 145 cents per share (ZAR) (gross) for the year ended
31 December 2016.
Sibanye‘s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due
consideration of future requirements the dividend may be
increased beyond these levels. Normalised earnings are
defined as: basic earnings excluding gains and losses on
foreign exchange differences and financial instruments, non-
recurring items and share of results of equity-accounted
investees. After due consideration of the Group cash position and future requirements, the Board has determined the final
dividend at 60 cents per share (ZAR).
The final dividend is subject to the Dividends Withholding Tax.
In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional
information is disclosed:
·  The dividend has been declared out of income reserves
·   The local Dividends Withholding Tax rate is 15% (fifteen
     per centum). The implications of Minister Gordhan’s
    announcement of an increase in the dividend
    withholding tax from 15% to 20% in his budget speech of
    22 February 2017 will be evaluated and communicated
    to shareholders once clarity on implementation has been
    secured
·  The gross local dividend amount is 60 cents per ordinary
     share (ZAR) for shareholders exempt from the Dividends
     Tax
·  Dividend Withholding Tax of 15% will be applicable to this dividend
·  The net local dividend amount is 51 cents (85% of
     60 cents) per ordinary share (ZAR) for shareholders liable to pay the Dividends Withholding Tax
·  Sibanye currently has 929,004,342 ordinary shares in issue
·  Sibanye’s income tax reference number is 9431292151
·  Sibanye’s Auditors are KPMG Inc. and the individual
     auditor is Jacques Erasmus

Shareholders are advised of the following dates in respect of the final dividend:
·  Final dividend number 8: 60 cents per share (ZAR)
·  Last date to trade cum dividend: Tuesday, 4 April 2017
·  Sterling and US dollars conversion date: Wednesday,
    5 April 2017
·  Shares commence trading ex-dividend: Wednesday,
   5 April 2017
·  Record date: Friday, 7 April 2017
·  Payment of dividend: Monday, 10 April 2017

Please note that share certificates may not be
dematerialised or rematerialised between Wednesday,
5 April 2017, and Friday, 7 April 2017, both dates inclusive.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS
Condensed consolidated income statement
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year
Six months ended
Six months ended
Year
Dec
2015
Dec
2016
Dec
2015
Jun
2016
Dec
2016
Notes
Dec
2016
Reviewed
Jun
2016
Dec
2015
Reviewed
Dec
2016
Audited
Dec
2015
1,781.8
2,128.1
920.1
956.1
1,172.0
Revenue
16,536.0
14,704.7
12,471.9
31,240.7
22,717.4
(1,284.8)
(1,410.7)
(622.1)
(605.4)
(805.3)
Operating costs
2
(11,397.3)
(9,311.8)
(8,500.9)
(20,709.1)
(16,380.4)
497.0
717.4
298.0
350.7
366.7
Operating profit
5,138.7
5,392.9
3,971.0
10,531.6
6,337.0
(285.2)
(275.3)
(149.9)
(126.5)
(148.8)
Amortisation and
depreciation
(2,096.5)
(1,945.4)
(2,028.0)
(4,041.9)
(3,636.6)
211.8
442.1
148.1
224.2
217.9
Net operating profit
3,042.2
3,447.5
1,943.0
6,489.7
2,700.4
20.2
22.6
10.4
10.5
12.1
Interest income
169.6
161.8
140.1
331.4
257.0
(44.1)
(61.5)
(22.0)
(25.0)
(36.5)
Finance expense
(517.9)
(385.2)
(298.9)
(903.1)
(561.8)
(6.1)
(24.1)
(0.8)
(5.6)
(18.5)
Net other costs
(269.5)
(85.1)
(15.5)
(354.6)
(78.6)
(1.9)
(0.3)
(0.8)
-
(0.3)
Exploration and feasibility
costs
(4.0)
(0.1)
(10.7)
(4.1)
(23.6)
9.1
0.9
6.7
(5.5)
6.4
Share of results of equity-
accounted investees after
tax
98.2
(84.9)
87.2
13.3
116.0
(21.5)
(17.4)
(9.3)
(8.9)
(8.5)
Share-based payments
3
(118.5)
(137.4)
(129.4)
(255.9)
(274.4)
(18.1)
(70.4)
(20.2)
(76.5)
6.1
(Loss)/gain on financial
instruments
4
144.2
(1,177.0)
(254.5)
(1,032.8)
(229.5)
(27.3)
15.0
(23.1)
2.5
12.5
Gain/(loss) on foreign
exchange differences
181.7
37.9
(309.6)
219.6
(359.4)
122.1
306.9
89.0
115.7
191.2
Profit before non-recurring
items
2,726.0
1,777.5
1,151.7
4,503.5
1,546.1
4.6
6.5
3.4
3.5
3.0
Gain on disposal of property,
plant and equipment
42.3
53.1
44.5
95.4
58.7
-
(94.1)
-
(53.3)
(40.8)
Impairments
5
(562.0)
(819.1)
-
(1,381.1)
-
-
(16.4)
-
-
(16.4)
Share-based payment on BEE
transaction
8
(240.3)
-
-
(240.3)
-
-
165.4
-
-
165.4
Gain on acquisition
8
2,428.0
-
-
2,428.0
-
(8.2)
(12.8)
(5.6)
(2.5)
(10.3)
Restructuring costs
(148.8)
(38.9)
(73.6)
(187.7)
(104.8)
(2.0)
(10.7)
(2.0)
(7.4)
(3.3)
Transaction costs
(43.4)
(113.6)
(25.7)
(157.0)
(25.7)
(13.3)
-
-
-
-
Net loss on derecognition of
financial guarantee asset
and liability
-
-
-
-
(158.3)
103.2
344.8
84.8
56.0
288.8
Profit before royalties and tax
4,201.8
859.0
1,096.9
5,060.8
1,316.0
(31.4)
(37.2)
(19.7)
(17.3)
(19.9)
Royalties
(281.1)
(265.5)
(261.2)
(546.6)
(400.6)
71.8
307.6
65.1
38.7
268.9
Profit before tax
3,920.7
593.5
835.7
4,514.2
915.4
(29.6)
(84.7)
(30.0)
(32.9)
(51.8)
Mining and income tax
(737.8)
(505.4)
(382.5)
(1,243.2)
(377.2)
(54.6)
(75.7)
(41.0)
(32.1)
(43.6)
- Current tax
(618.1)
(493.7)
(535.0)
(1,111.8)
(696.7)
25.0
(9.0)
11.0
(0.8)
(8.2)
- Deferred tax
(119.7)
(11.7)
152.5
(131.4)
319.5
42.2
222.9
35.1
5.8
217.1
Profit for the period
3,182.9
88.1
453.2
3,271.0
538.2
Profit for the period
attributable to:
56.2
252.2
41.1
21.7
230.5
- Owners of Sibanye
3,368.6
333.0
537.1
3,701.6
716.9
(14.0)
(29.3)
(6.0)
(15.9)
(13.4)
- Non-controlling interests
(185.7)
(244.9)
(83.9)
(430.6)
(178.7)
Earnings per ordinary share
(cents)
6
27
4
2
25
Basic earnings per share
364
36
59
402
79
6
27
4
2
25
Diluted earnings per share
364
36
58
401
78
912,038
921,733
914,771
919,089
924,379
Weighted average number
of shares (‘000)
924,379
919,089
914,771
921,733
912,038
917,709
923,894
920,442
924,760
926,540
Diluted weighted average
number of shares (‘000)
926,540
924,760
920,442
923,894
917,709
Headline earnings per
ordinary share (cents)
6
6
18
4
8
10
Headline earnings per share
148
121
55
270
74
6
18
4
8
10
Diluted headline earnings per
share
148
120
55
269
74
12.75
14.68
13.61
15.38
13.97
Average R/US$ rate
The condensed consolidated financial statements for the year ended 31 December 2016 have been prepared by Sibanye Gold Limited’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the board of Sibanye Gold Limited.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Condensed consolidated statement of other comprehensive income
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year
Six months ended
Six months ended
Year
Dec
2015
Dec
2016
Dec
2015
Jun
2016
Dec
2016
Notes
Dec
2016
Reviewed
Jun
2016
Dec
2015
Reviewed
Dec
2016
Audited
Dec
2015
42.2
222.9
35.1
5.8
217.1
Profit for the period
3,182.9
88.1
453.2
3,271.0
538.2
(329.3)
130.8
(265.2)
54.4
76.4
Other comprehensive
income, net of tax
(140.9)
9.5
-
(131.4)
-
-
-
-
-
-
Foreign currency translation
adjustments
(140.9)
9.5
-
(131.4)
-
(329.3)
130.8
(265.2)
54.4
76.4
Currency translation
adjustments
1
-
-
-
-
-
(287.1)
353.7
(230.1)
60.2
293.5
Total comprehensive
income
3,042.0
97.6
453.2
3,139.6
538.2
Total comprehensive
income attributable to:
(268.9)
382.5
(221.1)
76.6
305.9
- Owners of Sibanye
3,227.7
342.5
537.1
3,570.2
716.9
(18.2)
(28.8)
(9.0)
(16.4)
(12.4)
- Non-controlling interests
(185.7)
(244.9)
(83.9)
(430.6)
(178.7)
12.75
14.68
13.61
15.38
13.97
Average R/US$ rate
1
The currency translation adjustments arise on the convenience translation of the South African Rand amount to the United States Dollars. These gains and losses will never be reclassified to profit and loss.
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Dec
2015
Revised
Jun
2016
Dec
2016
Notes
Reviewed
Dec
2016
Revised
Jun
2016
Audited
Dec
2015
1,641.9
1,986.6
2,485.0
Non-current assets
34,018.1
29,203.5
25,515.0
1,424.2
1,562.5
1,989.8
Property, plant and equipment
27,240.7
22,968.0
22,132.4
47.4
77.4
68.4
Goodwill
936.0
1,137.3
736.7
10.8
149.1
157.6
Equity-accounted investments
9
2,157.4
2,192.2
167.5
155.3
180.6
226.5
Environmental rehabilitation obligation funds
3,100.5
2,655.5
2,413.9
0.1
7.6
26.0
Non-current financial assets
355.3
111.6
1.3
4.1
9.4
16.7
Deferred tax
228.2
138.9
63.2
177.0
241.9
562.7
Current assets
7,703.2
3,555.6
2,750.7
26.1
37.5
49.4
Inventories
676.8
550.8
405.9
104.7
145.2
419.9
Trade and other receivables
5,747.9
2,134.1
1,627.4
-
-
22.7
Current financial assets
310.6
-
-
46.2
59.2
70.7
Cash and cash equivalents
967.9
870.7
717.4
1,818.9
2,228.5
3,047.7
Total assets
41,721.3
32,759.1
28,265.7
964.3
976.3
1,219.7
Shareholders’ equity
16,697.4
14,352.1
14,984.8
510.5
696.5
1,372.3
Non-current liabilities
18,787.3
10,238.1
7,933.6
229.2
244.9
343.8
Deferred tax liabilities
4,707.1
3,599.6
3,561.4
116.4
221.0
600.5
Borrowings
10
8,221.5
3,248.6
1,808.3
155.1
227.2
290.9
Environmental rehabilitation obligation
11
3,982.2
3,340.4
2,411.0
1.0
1.1
1.2
Post-retirement healthcare obligation
16.3
16.3
16.3
8.8
-
18.0
Share-based payment obligations
3
246.5
-
136.6
-
2.3
117.9
Non-current financial liabilities
7,8
1,613.7
33.2
-
344.1
555.7
455.7
Current liabilities
6,236.6
8,168.9
5,347.3
177.6
264.1
378.5
Trade and other payables
5,180.5
3,881.7
2,759.4
8.3
10.9
5.0
Tax and royalties payable
68.6
160.8
129.6
128.4
257.2
55.0
Current borrowings
10
752.3
3,780.3
1,995.3
29.8
23.5
17.2
Current share-based payment obligations
3
235.2
346.1
463.0
1,818.9
2,228.5
3,047.7
Total equity and liabilities
41,721.3
32,759.1
28,265.7
87.6
300.2
459.7
Net debt 1
6,292.8
4,412.7
1,361.9
15.54
14.70
13.69
Closing R/US$ rate
1
Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Stated
capital
Other
Reserves
Accumul
ated
loss
Non-
controlling
interests
Total
equity
Total
equity
Non-
controlling
interests
Accumul
ated
loss
Other
Reserves
Stated
capital
2,388.6
550.2       (1,671.0)
28.5
1,296.3
Balance at 31 December 2014 (Audited)
14,985.9
329.6
(9,897.4)
2,819.1
21,734.6
-
(325.1)
56.2
(18.2)
(287.1)
Total comprehensive income for the
period
538.2
(178.7)
716.9
-
-
-
-
56.2
(14.0)
42.2
Profit for the period
538.2
(178.7)
716.9
-
-
-
(325.1)
-
(4.2)
(329.3)
Other comprehensive income, net of tax
-
-
-
-
-
-
-
(54.2)
-
(54.2)
Dividends paid
(658.4)
-
(658.4)
-
-
-
9.3
-
-
9.3
Share-based payments
119.1
-
-
119.1
-
-
-
3.2
(3.2)
-
Transactions with non-controlling interests
-
(41.1)
41.1
-
-
2,388.6
234.4
(1,665.8)
7.1
964.3
Balance at 31 December 2015 (Audited)
14,984.8
109.8
(9,797.8)
2,938.2
21,734.6
-
130.3
252.2
(28.8)
353.7
Total comprehensive income for the
period
3,139.6
(430.6)
3,701.6
(131.4)
-
-
-
252.2
(29.3)
222.9
Profit for the period
3,271.0
(430.6)
3,701.6
-
-
-
130.3
-
0.5
130.8
Other comprehensive income, net of tax
(131.4)
-
-
(131.4)
-
-
-
(110.7)
(0.1)
(110.8)
Dividends paid
(1,611.9)
(1.3)
(1,610.6)
-
-
-
11.7
-
-
11.7
Share-based payments
172.0
-
-
172.0
-
-
-
(22.3)
22.3
-
Transactions with non-controlling
interests
1
-
326.9
(326.9)
-
-
-
-
-
0.8
0.8
Acquisition of subsidiary with non-
controlling interests
12.9
12.9
-
-
-
2,388.6
376.4
(1,546.6)
1.3
1,219.7
Balance at 31 December 2016 (Reviewed)
16,697.4
17.7
(8,033.7)
2,978.8
21,734.6
1
On acquisition of the Cooke Operations, the amount recognised as non-controlling interests represented the BEE consortium’s proportionate share of the net assets at acquisition date after considering the loan amount due and payable to Sibanye. As the recoverable amount of the Cooke cash generating units (CGU) is lower than its carrying value, the BEE consortium’s proportionate share of the net fair value at 31 December 2016 is not sufficient to fund the BEE consortium’s attributable loss, and therefore the non-controlling interest was limited to zero.
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year
Six months ended
Six months ended
Year
Dec
2015
Dec
2016
Dec
2015
Jun
2016
Dec
2016
Dec
2016
Reviewed
Jun
2016
Dec
2015
Reviewed
Dec
2016
Audited
December
2015
Cash flows from operating activities
480.8
669.9
291.3
333.3
336.6
Cash generated by operations
4,708.6
5,126.5
3,877.2
9,835.1
6,130.3
(3.3)
(103.4)
(2.8)
(96.9)
(6.5)
Cash-settled share-based payments paid
(28.8)
(1,489.8)
(35.8)
(1,518.6)
(42.2)
(52.4)
(16.2)
(55.5)
33.1
(49.3)
Change in working capital
(746.6)
509.0
(705.3)
(237.6)
(668.0)
425.1
550.3
233.0
269.5
280.8
3,933.2
4,145.7
3,136.1
8,078.9
5,420.1
(9.2)
7.6
5.4
4.1
3.5
Interest received
48.8
63.4
72.2
112.2
117.3
(20.4)
(30.0)
(10.4)
(11.1)
(18.9)
Interest paid
(270.9)
(170.2)
(141.7)
(441.1)
(260.2)
(31.0)
(37.9)
(22.0)
(16.7)
(21.2)
Royalties paid
(299.6)
(256.3)
(288.9)
(555.9)
(395.4)
(51.5)
(80.2)
(42.7)
(31.5)
(48.7)
Tax paid
(691.8)
(484.9)
(552.0)
(1,176.7)
(656.3)
(54.2)
(109.8)
(6.6)
(53.7)
(56.1)
Dividends paid
(786.5)
(825.4)
(91.3)
(1,611.9)
(658.4)
(4.4)
-
-
-
-
Guarantee release fee paid
-
-
-
-
(51.8)
272.8
300.0
156.7
160.6
139.4
Net cash from operating activities
1,933.2
2,472.3
2,134.4
4,405.5
3,515.3
Cash flows from investing activities
(262.3)
(282.8)
(131.4)
(114.5)
(168.3)
Additions to property, plant and
equipment
(2,389.7)
(1,761.4)
(1,787.9)
(4,151.1)
(3.344.8)
5.1
6.8
3.6
3.6
3.2
Proceeds on disposal of property, plant
and equipment
44.4
55.0
47.2
99.4
65.1
(6.1)
(5.1)
(6.1)
(0.2)
(4.9)
Contributions to funds and payment of
environmental rehabilitation obligation
(71.4)
(3.3)
(77.8)
(74.7)
(78.1)
-
(395.2)
-
(294.0)
(101.2)
Investment in subsidiaries
(1,500.0)
(4,301.5)
-
(5,801.5)
-
-
33.7
-
33.7
-
Cash acquired on acquisition of
subsidiaries
0.1
494.1
-
494.2
-
(0.2)
(0.7)
(0.2)
(1.0)
-
Loan advanced to equity-accounted
investee
-
(15.5)
(3.0)
(10.1)
(3.0)
1.4
-
1.4
-
0.3
Loan repaid by equity-accounted
investee
5.4
-
20.9
-
20.9
(262.1)
(643.3)
(132.7)
(372.4)
(270.9)
Net cash used in investing activities
(3,911.2)
(5,532.6)
(1,800.6)
(9,443.8)
(3,339.9)
Cash flows from financing activities
130.5
1,177.1
-
346.3
830.8
Loans raised
11,955.0
5,325.5
-
17,280.5
1,552.0
(122.0)
(806.2)
(29.3)
(127.1)
(679.1)
Loans repaid
(9,879.8)
(1,954.9)
(470.9)       (11,834.7)
(1,572.9)
8.5
370.9
(29.3)
219.2
151.7
Net cash from/(used in) financing
activities
2,075.2
3,370.6
(470.9)
5,445.8
(20.9)
19.2
27.6
(5.3)
7.4
20.2
Net increase/(decrease) in cash and cash
equivalent
97.2
310.3
(137.1)
407.5
154.5
(21.7)
(3.1)
(18.7)
5.6
(8.7)
Effect of exchange rate fluctuations on
cash held
-
(157.0)
-
(157.0)
-
48.7
46.2
70.2
46.2
59.2
Cash and cash equivalents at beginning
of period
870.7
717.4
854.5
717.4
562.9
46.2
70.7
46.2
59.2
70.7
Cash and cash equivalents at end of
period
967.9
870.7
717.4
967.9
717.4
12.75
14.68
13.61
15.38
13.97
Average R/US$ rate
15.54
13.69
15.54
14.70
13.69
Closing R/US$ rate

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS
1.   Basis of accounting and preparation
The condensed consolidated preliminary financial statements are prepared in accordance with the requirements of the JSE
Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings
Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides
as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards
Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements. The accounting policies (including significant accounting judgements and estimates), however, have been expanded for the PGM assets (due to the Aquarius and the Rustenburg Operations acquisitions) mainly relating to:
•
Revenue arising from PGM concentrate sales is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the sales price occur based on movements in the metal market price up to the date of final pricing. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable, determined with reference to estimated forward prices using consensus forecasts. The fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position.
•
Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture.
Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement.
•
The consideration transferred for the acquisition of a business includes any liability resulting from a contingent arrangement. The contingent consideration for the Rustenburg Operations acquisition includes a deferred payment and is measured at fair value.
In terms of the Group’s accounting policies:
· Joint ventures are accounted for using the equity method; and
· Joint operations are accounted for by recognising the proportionate share of assets, liabilities and transactions incurred jointly.
The condensed consolidated statement of financial position as at 30 June 2016 has been revised to reflect the adjustment of the initial accounting in respect of Aquarius acquired on 12 April 2016. The impact of these adjustments is presented in note 7.
The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2015 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2015 from the audited comprehensive consolidated financial statements for the year ended 31 December 2015. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2016 have not been reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2016 from the reviewed condensed consolidated preliminary financial statements for the year ended 31
December 2016. The US dollars consolidated income statements, and statements of comprehensive income, financial position, changes in equity, and cash flows have not been audited.
The translation of the financial statements into US Dollars is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.
2.  Operating costs
A net realisable value write down on uranium finished goods and uranium-in-process has been recognised in operating costs as follows:

Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Net realisable value write down
(55.6)
(37.7) (24.0)
(93.3)
(24.0)
3.   Share-based payments

Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Sibanye Gold Limited 2013 Share Plan
(89.9)
(82.2) (59.2)
(172.1)
(119.1)
Sibanye Gold Limited Phantom Share Scheme
(28.6)
(55.2) (70.2)
(83.8)
(155.3)
Total share-based payments
(118.5)
(137.4) (129.4)
(255.9)
(274.4)
Sibanye Gold Limited Phantom Share Scheme

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

On 14 May 2013 Sibanye’s Remuneration Committee limited the issuance of share options for the 2013 allocation under the
Sibanye Gold Limited 2013 Share Plan (SGL Share Plan) to senior management only. Middle and certain senior management, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the
Sibanye Gold 2013 Phantom Share Scheme (SGL Phantom Scheme).
The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation, is determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.
Reconciliation of the share-based payment obligations:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Note
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Balance at beginning of the period
346.1
599.6 468.8
599.6
399.2
Share-based payments expensed
28.6
55.2 70.2
83.8
155.3
Share-based payment on BBE transaction 8
240.3
- -
240.3
-
Fair value adjustment of obligation 1
4
(104.5)
1,181.1 96.4
1,076.6
87.3
Cash-settled share-based payments paid 2
(28.8)
(1,489.8) (35.8)
(1,518.6)
(42.2)
Balance at end of the period
481.7
346.1 599.6
481.7
599.6
Current share-based payment obligations
(235.2)
(346.1) (463.0)
(235.2)
(463.0)
Non-current share-based payment obligations
246.5
- 136.6
246.5
136.6
1
The fair value adjustment at reporting date is included in loss on financial instruments in profit or loss and not as part of share-based payments expense. The appreciation in
Sibanye's share price for the six month period ended 30 June 2016 of approximately 120%, resulted in a fair value loss of R1,181.1 million. The depreciation in share price for the six month period ended 31 December 2016 of approximately 49% resulted in a fair value gain of R110.7 million.
2
Payments made during the period relate to vesting of shares to employees and proportionate vesting of shares to employees that have left the Group in good faith. Bonus
Share (BS) options under the SGL Share Plan are issued on grant date and thus dividends are paid when the Company declares a dividend. Similarly, the BS holders under the
SGL Phantom Scheme receive share-based payments to the equivalent of dividends paid, which were also paid during the period.
4.   (Loss)/gain on financial instruments
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Note
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Fair value adjustment of share-based payment obligations 3
104.5
(1,181.1) (96.4)
(1,076.6)
(87.3)
Loss on revised cash flows of the Burnstone Debt 8
(29.3)
- (162.5)
(29.3)
(162.5)
Other 1
69.0
4.1 4.4
73.1
20.3
Total (loss)/gain on financial instruments
144.2
(1,177.0) (254.5)
(1,032.8)
(229.5)
1
The other gain on financial instruments for the year ended 31 December 2016 includes fair value gains of R40.8 million of the Cooke hedges and R21.0 million on the “purchase of concentrate” debtor acquired on acquisition of the Rustenburg Operations.
5.   Impairments
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Impairment of goodwill 1
(201.3)
- -
(201.3)
-
Impairment of property, plant and equipment 1,2
(355.0)
(816.7) -
(1,171.7)
-
Impairment of loan to equity-accounted investee
(5.7)
(2.4) -
(8.1)
-
Total impairments
(562.0)
(819.1) -
(1,381.1)
-
1
The gold price decreased from R628,000/kg at 30 June 2016 to R510,000/kg at 31 December 2016. As a result a decision was taken during the six months ended 31 December
2016, to impair the goodwill allocated to the Cooke CGU by R201.3 million and the Cooke 1, 2 and 3 mining assets by R355.0 million. The impairment was based on the estimated fair value less cost to sale over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.
2
Despite intense monitoring and interventions, the Cooke 4 Operation continued to fall short of production targets and losses continued to accumulate. As a result a decision was taken during the six months ended 30 June 2016 to impair the Cooke 4 Operation’s mining assets by R816.7 million. This impairment was based on negative cash flow projections for the remainder of the life of mine.
6.   Reconciliation of headline earnings with profit for the period
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Profit attributable to owners of Sibanye
3,368.6
333.0 537.1
3,701.6
716.9
Gain on disposal of property, plant and equipment
(42.3)
(53.1) (44.5)
(95.4)
(58.7)
Impairments
562.0
819.1 -
1,381.1
-
Gain on acquisition
(2,428.0)
- -
(2,428.0)
-
Taxation effect of re-measurement items
(87.6)
14.9 12.4
(72.7)
16.4
Headline earnings
1,372.7
1,113.9 505.0
2,486.6
674.6

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
7.   Aquarius acquisition
On 6 October 2015 Sibanye announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius
Platinum Limited (Aquarius) (the Aquarius Transaction), valuing Aquarius at US$294 million. The transaction was subject to the fulfilment of various conditions precedent which were completed on 12 April 2016.
On 12 April 2016, Sibanye paid R4,302 million to the Aquarius shareholders and obtained control (100%) of Aquarius.
The acquisition has a strong strategic and financial rationale for Sibanye, both as a stand-alone transaction and when considered in conjunction with the announcement on 9 September 2015 of the conditional acquisition of the Rustenburg
PGM operations from Anglo American Platinum Limited. These acquisitions will result in significant value creation through the realisation of synergies between the PGM assets in the Rustenburg area, thereby enhancing Sibanye’s platinum portfolio.
The Aquarius operations are efficiently managed, mechanised and low-cost operations that will consolidate Sibanye’s position in the South African PGM sector and also provide Sibanye with additional PGM operational experience.
For the nine months ended 31 December 2016, Aquarius contributed revenue of R2,104.4 million and a profit of R223.6 million to the Group’s results.
At 30 June 2016 the purchase price allocation (PPA) was prepared on a provisional basis in accordance with IFRS 3 Business
Combinations (IFRS 3). If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
Subsequently, the Group received new information relating to probable PGM reserves that existed at acquisition date and adjustments were made to the provisional calculation of the fair values resulting in a decrease of R243.0 million in the fair value of property, plant and equipment, and decrease of R68.1 million to the net deferred tax liability, and an increase of
R174.9 million in the reported value of goodwill. Accordingly, the PPA has been restated as required by IFRS 3.
Consideration
Figures are in South African Rand millions unless otherwise stated
Dec
2016
Cash
4,301.5
Total consideration
4,301.5
Acquisition-related costs
The Group incurred acquisition-related costs of R93.1 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.
Identifiable assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:
Figures are in South African Rand millions unless otherwise stated
Notes
Revised
Property, plant and equipment
1,680.8
Equity-accounted investments 9
2,066.7
Environmental rehabilitation obligation funds
151.9
Non-current financial assets
108.4
Inventories
155.0
Trade and other receivables
908.9
Cash and cash equivalents
494.1
Deferred tax
49.2
Environmental rehabilitation obligation 11
(630.0)
Non-current financial liabilities
(32.4)
Trade and other payables
(1,025.6)
Tax and royalties payable
(13.2)
Total fair value of identifiable net assets acquired
3,913.8
The fair value of assets and liabilities excluding property plant and equipment, and environmental rehabilitation obligation approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected (PGM) reserves and costs to extract the PGMs discounted at a discount rate of 9% for Kroondal and Platinum Mile, and 15% for Mimosa, and an average PGM (4E) basket price of R14,700/kg.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

Goodwill
Goodwill arising from the acquisition has been recognised as follows:
Figures are in South African Rand millions unless otherwise stated
Revised
Consideration paid
4,301.5
Fair value of identifiable net assets
(3,913.8)
Non-controlling interests, based on their proportionate interest in the recognised amounts of the assets and liabilities
12.9
Goodwill
400.6
The goodwill is attributable to the synergies between the PGM assets in the Rustenburg area. The allocation of goodwill has been provisionally allocated to the Kroondal and Rustenburg Operations cash-generating units. None of the goodwill recognised is expected to be deducted for tax purposes.
8.   Rustenburg Platinum Mines acquisition
On 9 September 2015, Sibanye announced that it had entered into written agreements with Rustenburg Platinum Mines
Limited (RPM), a wholly owned subsidiary of Anglo American Platinum Limited (Anglo Platinum) to acquire the Bathopele,
Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the Rustenburg Operations) (the Rustenburg Operations Transaction).
The purchase consideration comprises an upfront payment of R1.5 billion at the closing of the Rustenburg Operation
Transaction (Closing) and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six-year period from the later of Closing or 1 January 2017 (Deferred Payment), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourable extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in any of 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flows for the relevant year is equal to zero.
On 19 October 2016, Sibanye obtained consent in terms of section 11 of the Mineral and Petroleum Resources Development
Act for the transfer of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction. Sibanye obtained control (88.4%) of the Rustenburg Operations on this date.
For the two months ended 31 December 2016, the Rustenburg Operations contributed revenue of R1,656.0 million and a loss of R242.6 million to the Group's results.
The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3. The values measured on a provisional basis include, inter alia, deferred tax and the process to determine the effective date tax valuations.
If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
Consideration
Figures are in South African Rand millions unless otherwise stated
Dec
2016
Cash
1,500.0
Deferred Payment (included in non-current financial liabilities)
1,553.3
True-up amount
65.1
Total consideration
3,118.4
Acquisition-related costs
The Group incurred acquisition-related costs of R72.4 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.
Identifiable assets acquired and liabilities assumed
The following table summarises the provisional fair value of assets acquired and liabilities assumed at the acquisition date:
Figures are in South African Rand millions unless otherwise stated
Dec
2016
Property, plant and equipment
4,021.5
Environmental rehabilitation obligation funds
280.7
Non-current financial assets
220.9
Inventories
80.4
Trade and other receivables
2,991.6
Current financial assets
242.0
Cash and cash equivalents
0.1
Deferred tax
(898.5)
Environmental rehabilitation obligation 11
(79.8)
Trade and other payables
(1,312.5)
Total fair value of identifiable net assets acquired
5,546.4

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
The fair value of assets and liabilities excluding property, plant and equipment, and environmental rehabilitation obligation approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected PGM reserves and costs to extract the PGMs discounted at a discount rate of 9.2% and an average
PGM (4E) basket price of R14,725/kg.
Share-based payment on BEE transaction
The share-based payment on BEE transaction amounted to R240.3 million. In terms of the Rustenburg Operations Transaction a 26% equity stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired by the BBBEE SPV (the
“BBBEE Transaction”) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the
following terms:

·  Interest at up to 0.2% above Sibanye’s highest cost of debt;
·  Post payment of the annual Deferred Payment to RPM and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to BBBEE SPV;
·  Of the 26% payment to BBBEE SPV, 85% will be used to service the facility owing by BBBEE SPV to Sibanye Platinum;
·  The remaining 15% of any such payment or 100%, once the facility owing by BBBEE SPV to Sibanye Platinum is repaid, will be declared by BBBEE SPV as a dividend to the BBBEE SPV shareholders; and
·  The facility will be capped at R3,500 million.

The IFRS 2 Share-based Payment expense has been limited to 44.8% of the 26% interest relating to the Bakgatla-Ba-Kgafela
Investment Holdings, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by Sibanye. The 44.8% interest was based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.
Gain on acquisition
Gain on acquisition has been recognised as follows:
Figures are in South African Rand millions unless otherwise stated
Dec
2016
Consideration
3,118.4
Fair value of net identifiable assets
(5,546.4)
Gain on acquisition
(2,428.0)
The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the fact the Rustenburg Operations were considered non-core operations by Anglo Platinum.
9.   Equity-accounted investments
The Group holds the following equity-accounted investments:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Rand Refinery
72.4
93.9 148.7
72.4
148.7
Mimosa
2,049.3
2,046.8 -
2,049.3
-
Other equity-accounted investments
35.7
51.5 18.8
35.7
18.8
Total equity-accounted investments
2,157.4
2,192.2 167.5
2,157.4
167.5
Rand Refinery
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (Rand Refinery) which is accounted for using the equity method.
Rand Refinery recognised losses during the period as a result of inefficiencies in processing by-product stockpiles.
The carrying value of Rand Refinery remains an area of estimation and uncertainty.
The equity-accounted investment in Rand Refinery movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Balance at beginning of the period
93.9
148.7 83.6
148.7
55.1
Share of results of equity-accounted investee after tax
(41.0)
(75.5) 86.0
(116.5)
114.5
Interest on the loan to equity-accounted investee capitalised
19.5
20.7 -
40.2
-
Loan repaid by equity-accounted investee
-
- (20.9)
-
(20.9)
Balance at end of the period
72.4
93.9 148.7
72.4
148.7

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

Mimosa
Sibanye has a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine.
The equity-accounted investment in Mimosa movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Note
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Balance at beginning of the period
2,046.8
- -
-
-
Share of results of equity-accounted investee after tax
143.9
(29.0) -
114.9
-
Foreign currency translation
(141.4)
9.1 -
(132.3)
-
Equity-accounted investment on acquisition of subsidiaries 7
-
2,066.7 -
2,066.7
-
Balance at end of the period
2,049.3
2,046.8 -
2,049.3
-
10.   Borrowings
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Balance at beginning of the period
7,028.9
3,803.6 3,716.3
3,803.6
3,170.0
Loans raised
11,955.0
5,325.5 -
17,280.5
1,552.0
- R6.0 billion facilities
5,100.0
- -
5,100.0
-
- R4.5 billion facilities
-
1,936.4 -
1,936.4
1,000.0
- US$350 million revolving credit facility
554.0
2,217.5 -
2,771.5
-
- Other uncommitted facilities
6,301.0
1,171.6 -
7,472.6
552.0
Loans repaid
(9,879.8)
(1,954.9) (470.9)
(11,834.7)
(1,527.9)
- R4.5 billion facilities
(3,250.0)
(650.0) (470.9)
(3,900.0)
(1,020.9)
- US$350 million revolving credit facility
(558.3)
(653.3) -
(1,211.6)
-
- Other uncommitted facilities
(6,071.5)
(651.6) -
(6,723.1)
(552.0)
Franco-Nevada settlement (non-cash)
(7.8)
(21.3) (20.2)
(29.1)
(34.6)
Unwinding of loans recognised at amortised cost
69.0
72.4 55.1
141.4
102.3
Loss on revised estimated cash flows 1
29.3
- 162.5
29.3
162.5
(Gain)/loss on foreign exchange difference
(220.8)
(196.4) 360.8
(417.2)
424.3
Balance at end of the period
8,973.8
7,028.9 3,803.6
8,973.8
3,803.6
Borrowings consist of:
- R6.0 billion facilities
5,100.0
- -
5,100.0
-
- US$350 million revolving credit facility
1,369.0
1,470.0 -
1,369.0
-
- R4.5 billion facilities
-
3,249.2 1,961.6
-
1,961.6
- Franco Nevada
2.7
11.1 33.7
2.7
33.7
- Burnstone Debt
1,752.6
1,778.6 1,808.3
1,752.6
1,808.3
- Other borrowings
749.5
520.0 -
749.5
-
Borrowings
8,973.8
7,028.9 3,803.6
8,973.8
3,803.6
Current portion of borrowings
(752.3)
(3,780.3) (1,995.3)
(752.3)
(1,995.3)
Non-current borrowings
8,221.5
3,248.6 1,808.3
8,221.5
1,808.3
1
At 31 December 2016, the expected free cash flows expected to repay the Burnstone loan was revised as a result of revised cash flows over the life of mine plan updated for revised gold prices, exchange rates, forecast cost and capital expenditure. In terms of IAS 39 AG8 the carrying value of the Burnstone Debt increased by R29.3 million, disclosed as part of loss on financial instruments in profit or loss.
11.   Environmental rehabilitation obligation
Figures are in South African Rand millions unless otherwise stated
Six months ended
Year ended
Note
Dec
2016
Jun
2016
Dec
2015
Dec
2016
Dec
2015
Balance at beginning of the period
3,340.4
2,411.0 2,583.1
2,411.0
2,486.8
Interest charge
149.4
142.0 101.3
291.4
197.9
Payment of environmental rehabilitation obligation
-
- -
-
(0.3)
Change in estimates 1
411.5
157.4 (273.4)
568.9
(273.4)
Charge to profit or loss
1.1
- -
1.1
-
Environmental rehabilitation obligation assumed on acquisition of subsidiaries
7,8
79.8
630.0 -
709.8
-
Balance at end of the period
3,982.2
3,340.4 2,411.0
3,982.2
2,411.0
1
Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters. At acquisition the environmental rehabilitation obligation acquired was calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision was recalculated based on the risk free rate of interest in terms of IAS 37. The resulting change in estimate for Aquarius and Rustenburg Operations was R157.4 million and R197.6 million, respectively.
12.   Fair value of financial assets and financial liabilities
The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at
31 December 2016.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:
Figures are in South African Rand millions unless
otherwise stated
Dec 2016
Jun 2016
Dec 2015
Level 1
Level 2
Level 3
Level 1
Level 2 Level 3
Level 1
Level 2 Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds
3,100.5
-
-
2,655.5 - - 2,413.9 - -
Financial assets
-
-
665.9
- - 111.6 - - 1.3
Financial liabilities measured at fair value
Non-current financial liabilities
-
-
(1,613.7)
- - (33.2) - - -
13.   Contingent liabilities
As previously indicated, the claims relating to silicosis and other occupational lung diseases are being defended.
On 13 May, 2016, the High Court ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: (i) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (ii) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis. The High Court ordered a two-stage process in the class action: (i) resolve common issues and allow individuals to opt out, and (ii) allow the individuals to opt in to the class to make claims against the Respondents. The High Court also decided that claims for general damages will transmit to the estate of any deceased mine worker who dies after the date of filing of the certification application.
On 3 June 2016, Sibanye and the other Respondents filed an application with the High Court for leave to appeal to the
Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the transferability of general damages claims but (ii) denied in respect of certification of silicosis and tuberculosis classes. On 15 July 2016, Sibanye and the other Respondents each filed petitions with the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis.
At this stage, Sibanye can neither quantify the potential liability from the action due to the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the Group nor can the length of time until finalisation be estimated.
14.   Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2016, other than those disclosed below:
Dividend declared
A final dividend in respect of the six months ended 31 December 2016 of 60 cents per share (ZAR) was approved by the
Board. This dividend is not reflected in these financial statements. The final dividend will be subject to Dividend Withholding
Tax.
Stillwater
Good progress has been made regarding the proposed acquisition of Stillwater Mining Company Limited (Stillwater), which was announced on 9 December 2016. Ultimately, this transaction will attractively position Sibanye’s Platinum Division on the global cost curve, enhancing Sibanye’s ability to sustain and pay industry-leading dividends.
15.   Mineral Reserves and Resources
Reserves and Resources as at 31 December 2016 are in the process of being updated and reviewed. Included in this update will be added 4E reserves and resources from the recent Platinum acquisitions.
16.   Review Report of the Independent Auditor
These condensed consolidated preliminary financial statements for the year ended 31 December 2016, have been reviewed by the Company’s auditor, KPMG Inc., who expressed an unmodified review conclusion.
The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

REOTING\
Segment financial results
Figures are in millions unless otherwise stated
South African Rand
For the six month ended 31 Dec 2016
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
1
Platinum
Kroondal
Platinum
Mile      Mimosa
Rusten-
burg
Cor-
porate
Revenue
16,536.0       13,484.3
4,649.0
4,433.1
2,957.5
1,483.7
(39.0)
3,051.7
1,315.0
101.7
803.6
1,656.0
(824.6)
Underground
14,855.8       12,096.0
4,051.2
4,003.0
2,831.3
1,249.5
(39.0)
2,759.8
1,315.0
-
803.6
1,465.8
(824.6)
Surface
1,680.2
1,388.3
597.8
430.1
126.2
234.2
-
291.9
-
101.7
-
190.2
-
Operating costs
(11,397.3)       (8,649.7)      (2,799.2)      (2,522.2)       (1,925.3)      (1,403.0)
-     (2,747.6)       (1,103.3)
(61.8)
(617.5)      (1,582.5)
617.5
Underground
(10,340.1)      (7,781.1)       (2,420.4)      (2,294.1)      (1,838.7)      (1,227.9)
-     (2,559.0)       (1,103.3)
-
(617.5)      (1,455.7)
617.5
Surface
(1,057.2)
(868.6)
(378.8)
(228.1)
(86.6)
(175.1)
-
(188.6)
-
(61.8)
-
(126.8)
-
Operating profit
5,138.7
4,834.6
1,849.8
1,910.9
1,032.2
80.7
(39.0)
304.1
211.7
39.9
186.1
73.5
(207.1)
Underground
4,515.7
4,314.9
1,630.8
1,708.9
992.6
21.6
(39.0)
200.8
211.7
-
186.1
10.1
(207.1)
Surface
623.0
519.7
219.0
202.0
39.6
59.1
-
103.3
-
39.9
-
63.4
-
Amortisation and depreciation
(2,096.5)      (1,925.2)
(518.6)
(625.2)
(426.7)
(345.1)
(9.6)
(171.3)
(90.3)
(0.8)
(155.8)
(58.6)
134.2
Net operating profit
3,042.2
2,909.4
1,331.2
1,285.7
605.5
(264.4)
(48.6)
132.8
121.4
39.1
30.3
14.9
(72.9)
Investment income
169.6
144.5
34.6
30.6
16.8
15.9
46.6
25.1
7.8
(9.3)
-     (2,918.8)
2,945.4
Finance expenses
(517.9)
(452.5)
(72.5)
(85.5)
(39.4)
(35.8)
(219.3)
(65.4)
(0.7)
-
(7.7)
(26.2)
(30.8)
Share-based payments
(118.5)
(118.5)
(5.6)
(4.3)
(2.4)
-
(106.2)
-
-
-
-
-
-
Exploration and feasibility costs
(4.0)
(4.0)
-
-
(4.0)
-
-
-
-
-
-
-
-
Net other costs
154.6
98.1
(0.7)
(5.7)
(14.7)
(110.0)
229.2
56.5
(61.2)
(0.4)
189.3
(92.2)
21.0
Non-recurring items
1,475.8
(633.4)
(15.9)
(14.1)
(15.0)
(603.5)
15.1
2,109.2
(0.3)
-
-
2,354.6
(245.1)
Royalties
(281.1)
(265.3)
(102.8)
(94.4)
(60.9)
(7.2)
-
(15.8)
-
-
(55.8)
(8.3)
48.3
Current tax
(618.1)
(617.7)
(269.3)
(213.7)
(137.5)
(0.3)
3.1
(0.4)
-
-
(22.8)
-
22.4
Deferred tax
(119.7)
(148.6)
(51.2)
(142.8)
10.3
42.9
(7.8)
28.9
-
(11.3)
10.6
27.0
2.6
Profit for the period
3,182.9
912.0
847.8
755.8
358.7
(962.4)
(87.9)
2,270.9
67.0
18.1
143.9
(649.0)
2,690.9
Profit attributable to:
Owners of Sibanye
3,368.6
1,100.0
847.8
755.8
358.7
(773.5)
(88.8)
2,268.6
67.0
15.8
143.9
(649.0)
2,690.9
Non-controlling interests
(185.7)
(188.0)
-
-
-
(188.9)
0.9
2.3
-
2.3
-
-
-
Capital expenditure
Total expenditure
(2,389.8)      (2,130.9)
(583.4)
(764.4)
(339.2)
(136.0)
(307.9)
(258.9)
(108.5)
(0.5)
(99.1)
(148.7)
97.9
Sustaining capital
(676.5)
(417.6)
(147.0)
(175.3)
(52.8)
(27.1)
(15.4)
(258.9)
(108.5)
(0.5)
(99.1)
(148.7)
97.9
Ore reserve development
(1,252.1)      (1,252.1)
(399.2)
(494.3)
(285.9)
(72.7)
-
-
-
-
-
-
-
Growth projects
(461.2)
(461.2)
(37.2)
(94.8)
(0.5)
(36.2)
(292.5)
-
-
-
-
-
-
United Sates Dollars
2
For the six months ended 31 Dec 2016
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
1
Platinum
Kroondal
Platinum
Mile      Mimosa
Rusten-
burg
Cor-
porate
Revenue
1,172.0
962.0
331.4
315.8
210.5
107.0
(2.6)
210.0
91.6
7.0
56.0
112.9
(57.5)
Underground
1,052.8
862.7
288.5
285.1
201.5
90.3
(2.6)
190.0
91.6
-
56.0
99.9
(57.5)
Surface
119.3
99.3
42.9
30.7
9.0
16.7
-
20.0
-
7.0
-
13.0
-
Operating costs
(805.3)
(616.2)
(199.3)
(179.7)
(136.8)
(100.5)
-
(189.1)
(77.0)
(4.3)
(43.1)
(107.8)
43.1
Underground
(730.6)
(554.4)
(172.4)
(163.5)
(130.6)
(88.0)
-
(176.2)
(77.0)
-
(43.1)
(99.2)
43.1
Surface
(74.7)
(61.8)
(26.9)
(16.2)
(6.2)
(12.5)
-
(12.9)
-
(4.3)
-
(8.6)
-
Operating profit
366.7
345.8
132.1
136.1
73.7
6.5
(2.6)
20.9
14.6
2.7
12.9
5.1
(14.4)
Underground
322.2
308.3
116.1
121.6
70.9
2.3
(2.6)
13.8
14.6
-
12.9
0.7
14.4
Surface
44.6
37.5
16.0
14.5
2.8
4.2
-
7.1
-
2.7
-
4.4
-
Amortisation and depreciation
(148.8)
(136.9)
(36.9)
(44.3)
(30.3)
(24.8)
(0.6)
(11.9)
(6.3)
(0.1)
(10.8)
(4.0)
9.3
Net operating profit
217.9
208.9
95.2
91.8
43.4
(18.3)
(3.2)
9.0
8.3
2.6
2.1
1.1
(5.1)
Investment income
12.1
10.3
2.4
2.1
1.2
1.1
3.5
1.8
0.5
(0.6)
-
(198.8)
200.7
Finance expenses
(36.5)
(31.9)
(5.1)
(6.0)
(2.8)
(2.6)
(15.4)
(4.6)
(0.1)
-
(0.6)
(1.8)
(2.1)
Share-based payments
(8.5)
(8.5)
(0.4)
(0.3)
(0.2)
-
(7.6)
-
-
-
-
-
-
Exploration and feasibility costs
(0.3)
(0.3)
-
-
(0.3)
-
-
-
-
-
-
-
-
Net other costs
6.5
3.0
(0.7)
(1.1)
(1.4)
(7.5)
13.7
3.5
(4.1)
-
12.9
(6.3)
1.0
Non-recurring items
97.6
(46.1)
(1.1)
(0.8)
(1.1)
(43.7)
0.6
143.7
-
-
-
160.4
(16.7)
Royalties
(19.9)
(18.8)
(7.4)
(6.7)
(4.2)
(0.5)
-
(1.1)
-
-
(3.8)
(0.6)
3.3
Current tax
(43.6)
(43.5)
(19.0)
(15.2)
(9.6)
-
0.3
(0.1)
-
-
(1.6)
-
1.5
Deferred tax
(8.2)
(10.1)
(3.5)
(9.7)
0.7
2.9
(0.5)
1.9
-
(0.8)
0.7
1.8
0.2
Profit for the period
217.1
63.0
60.4
54.1
25.7
(68.6)
(8.6)
154.1
4.6
1.2
9.7
(44.2)
182.8
Profit attributable to:
Owners of Sibanye
230.5
76.6
60.4
54.1
25.7
(54.9)
(8.7)
153.9
4.6
1.0
9.7
(44.2)
182.8
Non-controlling interests
(13.4)
(13.6)
-
-
-
(13.7)
0.1
0.2
-
0.2
-
-
-
Capital expenditure
Total expenditure
(168.3)
(150.4)
(41.2)
(53.8)
(24.0)
(9.6)
(21.8)
(17.9)
(7.7)
-
(7.0)
(10.1)
6.9
Sustaining capital
(47.2)
(29.3)
(10.3)
(12.2)
(3.7)
(1.9)
(1.2)
(17.9)
(7.7)
-
(7.0)
(10.1)
6.9
Ore reserve development
(88.8)
(88.8)
(28.3)
(35.0)
(20.3)
(5.2)
-
-
-
-
-
-
-
Growth projects
(32.3)
(32.3)
(2.6)
(6.6)
-
(2.5)
(20.6)
-
-
-
-
-
-
1
The Platinum Division’s results for the six months ended 31 December 2016 include the Rustenburg Operations for two months since acquisition.
2
The average exchange rate for the six months ended 31 December 2016 was R13.97/US$.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Segment financial results (continued)
Figures are in millions unless otherwise stated
South African Rand
For the six months ended 30 June 2016
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
1
Platinum
Kroondal
Platinum
Mile
Mimosa
Cor-
porate
Revenue
14,704.7
14,017.0
4,752.1
4,457.8
2,926.4
1,878.5
2.2
687.7
658.3
29.4
419.6
(419.6)
Underground
13,170.7
12,512.4
4,054.1
4,009.6
2,795.6
1,650.9
2.2
658.3
658.3
419.6
(419.6)
Surface
1,534.0
1,504.6
698.0
448.2
130.8
227.6
-
29.4
-
29.4
-
-
Operating costs
(9,311.8)
(8,696.3)
(2,767.4)
(2,518.8)
(1,828.1)
(1,582.0)
-
(615.5)
(586.5)
(29.0)
(351.5)
351.5
Underground
(8,460.5)
(7,874.0)
(2,431.7)
(2,315.3)
(1,728.7)
(1,398.3)
-
(586.5)
(586.5)
-
(351.5)
351.5
Surface
(851.3)
(822.3)
(335.7)
(203.5)
(99.4)
(183.7)
-
(29.0)
-
(29.0)
-
-
Operating profit
5,392.9
5,320.7
1,984.7
1,939.0
1,098.3
296.5
2.2
72.2
71.8
0.4
68.1
(68.1)
Underground
4,710.6
4,638.4
1,622.4
1,694.3
1,066.9
252.6
2.2
71.8
71.8
-
68.1
(68.1)
Surface
682.3
682.3
362.3
244.7
31.4
43.9
-
0.4
-
0.4
-
-
Amortisation and depreciation
(1,945.4)
(1,889.5)
(494.3)
(565.5)
(391.3)
(425.7)
(12.7)
(55.9)
(45.9)
(0.4)
(67.9)
58.3
Net operating profit
3,447.5
3,431.2
1,490.4
1,373.5
707.0
(129.2)
(10.5)
16.3
25.9
-
0.2
(9.8)
Investment income
161.8
145.1
36.2
31.7
17.3
16.6
43.3
16.7
4.2
0.3
0.5
11.7
Finance expenses
(385.2)
(353.7)
(70.6)
(70.5)
(38.2)
(40.0)
(134.4)
(31.5)
(0.7)
-
(3.5)
(27.3)
Share-based payments
(137.4)
(137.4)
(10.9)
(9.4)
(6.7)
-
(110.4)
-
-
-
-
-
Exploration and feasibility costs
(0.1)
(0.1)
-
-
(0.1)
-
-
-
-
-
-
-
Net other costs
(1,309.1)
(1123.3)
(225.4)
(182.2)
(151.7)
(5.0)
(559.0)
(185.8)
(4.6)
(0.2)
(1.6)
(179.4)
Non-recurring items
(918.5)
(915.1)
(4.9)
29.8
2.4
(820.4)
(122.0)
(3.4)
(1.0)
-
-
(2.4)
Royalties
(265.5)
(262.7)
(102.0)
(99.9)
(52.3)
(8.5)
-
(2.8)
-
-
(27.1)
24.3
Current tax
(493.7)
(493.6)
(203.0)
(208.3)
(85.5)
(0.8)
4.0
(0.1)
-
-
-
(0.1)
Deferred tax
(11.7)
(15.9)
(13.1)
(5.7)
9.1
(7.6)
1.4
4.2
-
(0.3)
2.5
2.0
Profit for the period
88.1
274.5
896.7
859.0
401.3
(994.9)
(887.6)
(186.4)
23.8
(0.2)
(29.0)
(181.0)
Profit attributable to:
Owners of Sibanye
333.0
519.3
896.7
859.0
401.3
(750.0)
(887.6)
(186.4)
23.8
(0.2)
(29.0)
(181.0)
Non-controlling interests
(244.9)
(244.9)
-
-
-
(244.9)
-
-
-
-
-
-
Capital expenditure
Total expenditure
(1,761.4)
(1,693.3)
(468.2)
(539.8)
(289.2)
(113.2)
(282.9)
(68.1)
(67.3)
(0.8)
(60.7)
60.7
Sustaining capital
(334.0)
(265.9)
(71.5)
(85.9)
(32.0)
(21.8)
(54.7)
(68.1)
(67.3)
(0.8)
(60.7)
60.7
Ore reserve development
(1,142.3)
(1,142.3)
(379.8)
(418.6)
(257.0)
(86.9)
-
-
-
-
-
-
Growth projects
(285.1)
(285.1)
(16.9)
(35.3)
(0.2)
(4.5)
(228.2)
-
-
-
-
-
United States Dollars
2
For the six months ended 30 June 2016
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
1
Platinum
Kroondal
Platinum
Mile
Mimosa
Cor-
porate
Revenue
956.1
911.4
309.0
289.8
190.3
122.1
0.1
44.7
42.8
1.9
27.3
(27.3)
Underground
856.3
813.6
263.6
260.7
181.8
107.3
0.1
42.8
42.8
-
27.3
(27.3)
Surface
99.7
97.8
45.4
29.1
8.5
14.8
-
1.9
-
1.9
-
-
Operating costs
(605.4)
(565.4)
(179.9)
(163.7)
(118.9)
(102.8)
-
(40.0)
(38.1)
(1.9)
(22.9)
22.9
Underground
(550.1)
(512.0)
(158.1)
(150.5)
(112.4)
(90.9)
-
(38.1)
(38.1)
-
(22.9)
22.9
Surface
(55.3)
(53.4)
(21.8)
(13.2)
(6.5)
(11.9)
-
(1.9)
-
(1.9)
-
-
Operating profit
350.7
346.0
129.1
126.1
71.4
19.3
0.1
4.7
4.7
-
4.4
(4.4)
Underground
306.3
301.3
105.5
110.2
69.4
16.4
0.1
4.7
4.7
-
4.4
(4.4)
Surface
44.4
44.4
23.6
15.9
2.0
2.9
-
-
-
-
-
-
Amortisation and depreciation
(126.5)
(122.9)
(32.1)
(36.8)
(25.4)
(27.7)
(0.9)
(3.6)
(3.0)
-
(4.4)
3.8
Net operating profit
224.2
223.1
97.0
89.3
46.0
(8.4)
(0.8)
1.1
1.7
.
-
(0.6)
Investment income
10.5
9.4
2.4
2.1
1.1
1.1
2.7
1.1
0.3
-
-
0.8
Finance expenses
(25.0)
(23.0)
(4.6)
(4.6)
(2.5)
(2.6)
(8.7)
(2.0)
-
-
(0.2)
(1.8)
Share-based payments
(8.9)
(8.9)
(0.7)
(0.6)
(0.4)
-
(7.2)
-
-
-
-
-
Exploration and feasibility costs
-
-
-
-
-
-
-
-
-
-
-
-
Net other costs
(85.1)
(73.0)
(14.7)
(11.8)
(9.9)
(0.3)
(36.3)
(12.1)
(0.3)
-
(0.1)
(11.7)
Non-recurring items
(59.7)
(59.4)
(0.3)
1.9
0.2
(53.3)
(7.9)
(0.3)
(0.1)
-
-
(0.2)
Royalties
(17.3)
(17.1)
(6.6)
(6.5)
(3.4)
(0.6)
-
(0.2)
-
-
(1.8)
1.6
Current tax
(32.1)
(32.1)
(13.2)
(13.5)
(5.6)
(0.1)
0.3
-
-
-
-
-
Deferred tax
(0.8)
(1.1)
(0.9)
(0.4)
0.6
(0.5)
0.1
0.3
-
-
0.2
0.1
Profit for the period
5.8
17.9
58.4
55.9
26.1
(64.7)
(57.8)
(12.1)
1.6
-
(1.9)
(11.8)
Profit attributable to:
Owners of Sibanye
21.7
33.8
58.4
55.9
26.1
(48.8)
(57.8)
(12.1)
1.6
-
(1.9)
(11.8)
Non-controlling interests
(15.9)
(15.9)
-
-
-
(15.9)
-
-
-
-
-
-
Capital expenditure
Total expenditure
(114.5)
(110.1)
(30.4)
(35.1)
(18.8)
(7.4)
(18.4)
(4.4)
(4.3)
(0.1)
(3.9)
3.9
Sustaining capital
(21.7)
(17.3)
(4.6)
(5.6)
(2.1)
(1.4)
(3.6)
(4.4)
(4.3)
(0.1)
(3.9)
3.9
Ore reserve development
(74.3)
(74.3)
(24.7)
(27.2)
(16.7)
(5.7)
-
-
-
-
-
-
Growth projects
(18.5)
(18.5)
(1.1)
(2.3)
-
(0.3)
(14.8)
-
-
-
-
-
1
The Platinum Division’s results for the six months ended 30 June 2016 include Aquarius for three months since acquisition.
2
The average exchange rate for the six and three months ended 30 June 2016 was R15.38/US$ and R14.97/US$, respectively.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

Segment financial results (continued)
Figures are in millions unless otherwise stated
United States Dollars
1
For the six months ended
31 December 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
122.4
202.9
269.0
325.8
920.1
Revenue
12,471.9
4,429.0
3,650.2
2,736.3
1,656.4
-
-
109.3
194.4
247.1
288.2
839.0
Underground
11,358.6
3,917.8
3,349.1
2,618.7
1,473.0
-
-
13.1
8.5
21.9
37.6
81.1
Surface
1,113.3
511.2
301.1
117.6
183.4
-
-
(117.4)
(130.7)
(181.5)
(192.5)
(622.1)
Operating costs
(8,500.9)        (2,641.2)       (2,479.9)        (1,782.6)      (1,597.2)
-
-
(105.3)
(123.4)
(169.9)
(171.1)
(569.7)
Underground
(7,780.5)        (2,349.3)
(2,321.0)        (1,681.3)        (1,428.9)
-
-
(12.1)
(7.3)
(11.6)
(21.4)
(52.4)
Surface
(720.4)
(291.9)
(158.9)
(101.3)
(168.3)
-
-
5.0
72.2
87.5
133.3
298.0
Operating profit
3,971.0
1,787.8
1,170.3
953.7
59.2
-
-
4.0
71.0
77.2
117.1
269.3
Underground
3,578.1
1,568.5
1,028.1
937.4
44.1
-
-
1.0
1.2
10.3
16.2
28.7
Surface
392.9
219.3
142.2
16.3
15.1
-
(0.7)
(29.0)
(35.0)
(39.8)
(45.4)
(149.9)
Amortisation and
depreciation
(2,028.0)
(617.5)
(543.8)
(464.6)
(392.3)
(9.8)
(0.7)
(24.0)
37.2
47.7
87.9
148.1
Net operating profit
1,943.0
1,170.3
626.5
489.1
(333.1)
(9.8)
2.9
0.9
1.5
2.1
3.0
10.4
Investment income
140.1
39.9
27.7
19.8
13.3
39.4
(7.8)
(0.5)
(2.3)
(6.0)
(5.4)
(22.0)
Finance expenses
(298.9)
(73.8)
(80.2)
(31.6)
(10.1)
(103.2)
(28.8)
(0.7)
(2.8)
(2.8)
(3.2)
(38.3)
Net other costs
(492.4)
(42.5)
(37.2)
(38.0)
(10.1)
(364.6)
(6.5)
-
(0.8)
(0.9)
(1.1)
(9.3)
Share-based payments
(129.4)
(16.0)
(12.0)
(11.3)
-
(90.1)
(0.1)
-
(0.1)
(0.1)
(0.5)
(0.8)
Exploration costs
(10.7)
(7.3)
(0.6)
(0.4)
(0.1)
(2.3)
(1.1)
(1.1)
(0.6)
(0.1)
(0.4)
(3.3)
Non-recurring items
(54.8)
(4.3)
(1.8)
(6.8)
(14.9)
(27.0)
-
(0.6)
(5.0)
(5.3)
(8.8)
(19.7)
Royalties
(261.2)
(117.9)
(69.7)
(65.4)
(8.2)
-
(1.3)
-
(11.4)
(7.3)
(21.0)
(41.0)
Current tax
(535.0)
(278.3)
(94.2)
(145.7)
-
(16.8)
1.6
4.5
1.7
1.5
1.7
11.0
Deferred tax
152.5
23.8
17.8
21.5
60.1
29.3
(41.8)
(21.5)
17.4
28.8
52.2
35.1
Profit for the period
453.2
693.9
376.3
231.2
(303.1)
(545.1)
Profit attributable to:
(41.8)
(15.5)
17.4
28.8
52.2
41.1
Owners of Sibanye
537.1
693.9
376.3
231.2
(219.2)
(545.1)
-
(6.0)
-
-
-
(6.0)
Non-controlling interests
(83.9)
-
(83.9)
-
-
-
Capital expenditure
(11.4)
(11.2)
(21.8)
(43.9)
(43.1)
(131.4)
Total expenditure
(1,787.9)
(579.1)
(598.7)
(300.7)
(154.8)
(154.6)
(0.5)
(2.7)
(2.8)
(8.3)
(12.5)
(26.8)
Sustaining capital
(363.5)
(165.1)
(114.4)
(39.4)
(38.0)
(6.6)
-
(7.4)
(19.0)
(30.8)
(29.6)
(86.8)
Ore reserve development
(1,186.8)
(400.1)
(422.5)
(261.3)
(102.9)
-
(10.9)
(1.1)
-
(4.8)
(1.0)
(17.8)
Growth projects
(237.6)
(13.9)
(61.8)
-
(13.9)
(148.0)
1
The average exchange rate for the six months ended 31 December 2015 was R13.61/US$.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Segment operating and financial results
Figures are in millions unless otherwise stated
South African Rand
For the year ended 31 Dec 2016
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
1
Platinum
Kroondal
Platinum
Mile
Mimosa
Rusten-
burg
Cor-
porate
Operating results
Ore milled
000’t
20,181
5,971
4,676
4,333
5,201
11,611
2,732
5,669
1,012
2,198
Underground
8,084
2,055
2,009
2,862
1,158
4,948
2,732
-
1,012
1,204
Surface
12,097
3,916
2,667
1,471
4,043
6,663
-
5,669
-
994
Yield
g/t
2.33
2.70
3.25
2.32
1.09
1.72
2.48
3.57
0.65
2.69
Underground
5.21
6.77
6.82
3.35
4.19
2.99
2.48
-
0.65
3.65
Surface
0.41
0.56
0.56
0.30
0.20
0.78
-
3.57
-
1.53
Gold
produced/PGM’s
Kg
47,034
16,130
15,210
10,041
5,653
-
-
-
-
-
Underground
42,078
13,920
13,704
9,601
4,853
-
-
-
-
-
Surface
4,956
2,210
1,506
440
800
-
-
-
-
-
Gold sold/PGM’s
kg
46,905
16,046
15,176
10,041
5,642
13,087
5,543
425
2,833
4,286
Underground
41,960
13,836
13,670
9,601
4,853
12,092
5,543
-
2,833
3,716
Surface
4,945
2,210
1,506
440
789
995
-
425
-
570
Revenue
R/kg
586,319
585,884
585,853
585,997
595,923
287,339
355,999
308,471
431,768
386,374
Total cash cost
R/kg
377,034
355,416
340,762
381,625
527,916
-
-
-
-
-
All-in-cost
R/kg
472,585
424,872
435,609
453,232
595,959
All-in-cost margin
%
19
28
26
23
(1)
-
-
-
-
-
Operating cost
R/t
862
937
1,080
866
575
373
619
16
958
720
Underground
1,941
2,374
2,300
1,246
2,268
832
619
-
958
1,209
Surface
140
182
162
126
90
33
-
16
-
128
Revenue
31,240.7
27,501.3
9,401.1
8,890.9
5,883.9
3,362.2
(36.8)
3,739.4
1,973.3
131.1
1,223.2
1,656.0         (1,244.2)
Underground
28,026.5
24,608.4
8,105.3
8,012.6
5,626.9
2,900.4
(36.8)
3,418.1
1,973.3
-
1,223.2
1,465.8        (1,244.2)
Surface
3,214.2
2,892.9
1,295.8
878.3
257.0
461.8
-
321.3
-
131.1
-
190.2
-
Operating costs
(20,709.1)       (17,346.0)       (5,566.6)      (5,041.0)       (3,753.4)     (2,985.0)
-
(3,363.1)       (1,689.8)
(90.8)
(969.0)      (1,582.5)
969.0
Underground
(18,800.6)       (15,655.1)       (4,852.1)      (4,609.4)      (3,567.4)      (2,626.2)
-
(3,145.5)       (1,689.8)
-
(969.0)      (1,455.7)
969.0
Surface
(1,908.5)
(1,690.9)
(714.5)
(431.6)
(186.0)
(358.8)
-
(217.6)
-
(90.8)
-
(126.8)
-
Operating profit
10,531.6
10,155.3
3,834.5
3,849.9
2,130.5
377.2
(36.8)
376.3
283.5
40.3
254.2
73.5
(275.2)
Underground
9,225.9
8,953.3
3,253.2
3,403.2
2,059.5
274.2
(36.8)
272.6
283.5
-
254.2
10.1
(275.2)
Surface
1,305.7
1,202.0
581.3
446.7
71.0
103.0
-
103.7
-
40.3
-
63.4
-
Amortisation and depreciation
(4,041.9)
(3,814.7)       (1,012.9)      (1,190.7)
(818.0)
(770.8)
(22.3)
(227.2)
(136.2)
(1.2)
(223.7)
(58.6)
192.5
Net operating profit
6,489.7
6,340.6
2,821.6
2,659.2
1,312.5
(393.6)
(59.1)
149.1
147.3
39.1
30.5
14.9
(82.7)
Investment income
331.4
289.6
70.8
62.3
34.1
32.5
89.9
41.8
12.0
(9.0)
0.5     (2,918.8)
2,957.1
Finance expenses
(903.1)
(806.2)
(143.1)
(156.0)
(77.6)
(75.8)
(353.7)
(96.9)
(1.4)
-
(11.2)
(26.2)
(58.1)
Share-based payments
(255.9)
(255.9)
(16.5)
(13.7)
(9.1)
-
(216.6)
-
-
-
-
-
-
Exploration and feasibility costs
(4.1)
(4.1)
-
-
(4.1)
-
-
-
-
-
-
-
-
Net other costs
(1,154.5)
(1,025.2)
(226.1)
(187.9)
(166.4)
(115.0)
(329.8)
(129.3)
(65.8)
(0.6)
187.7
(92.2)
(158.4)
Non-recurring items
557.3
(1,548.5)
(20.8)
15.7
(12.6)      (1,423.9)
(106.9)
2,105.8
(1.3)
-
-
2,354.6
(247.5)
Royalties
(546.6)
(528.0)
(204.8)
(194.3)
(113.2)
(15.7)
-
(18.6)
-
-
(82.9)
(8.3)
72.6
Current tax
(1,111.8)
(1,111.3)
(472.3)
(422.0)
(223.0)
(1.1)
7.1
(0.5)
-
-
(22.8)
-
22.3
Deferred tax
(131.4)
(164.5)
(64.3)
(148.5)
19.4
35.3
(6.4)
33.1
-
(11.6)
13.1
27.0
4.6
Profit for the period
3,271.0
1,186.5
1,744.5
1,614.8
760.0      (1,957.3)
(975.5)
2,084.5
90.8
17.9
114.9
(649.0)
2,509.9
Profit attributable to:
Owners of Sibanye
3,701.6
1,619.4
1,744.5
1,614.8
760.0      (1,523.5)
(976.4)
2,082.2
90.8
15.6
114.9
(649.0)
2,509.9
Non-controlling interests
(430.6)
(432.9)
-
-
-
(433.8)
0.9
2.3
-
2.3
-
-
-
Capital expenditure
Total expenditure
(4,151.2)
(3,824.2)      (1,051.6)       (1,304.2)
(628.4)
(249.2)
(590.8)
(327.0)
(175.8)
(1.3)
(159.8)
(148.7)
158.6
Sustaining capital
(1,010.5)
(683.5)
(218.5)
(261.2)
(84.8)
(48.9)
(70.1)
(327.0)
(175.8)
(1.3)
(159.8)
(148.7)
158.6
Ore reserve development
(2,394.4)
(2,394.4)
(779.0)
(912.9)
(542.9)
(159.6)
-
-
-
-
-
-
-
Growth projects
(746.3)
(746.3)
(54.1)
(130.1)
(0.7)
(40.7)
(520.7)
-
-
-
-
-
-
1
The Platinum Division’s results for the year ended 31 December 2016 include Aquarius for nine months since acquisition and the Rustenburg Operations for two months since acquisition.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

Segment financial results (continued)
Figures are in millions unless otherwise stated
United State Dollars
2
For the year ended 31 Dec 2016
Group
Total
Gold
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Total
1
Platinum
Kroondal
Platinum
Mile
Mimosa
Rusten-
burg
Cor-
porate
Revenue
2,128.1
1,873.4
640.4
605.6
400.8
229.1
(2.5)
254.7
134.4
8.9
83.3
112.9
(84.8)
Underground
1,909.1
1,676.3
552.1
545.8
383.3
197.6
(2.5)
232.8
134.4
-
83.3
99.9
(84.8)
Surface
219.0
197.1
88.3
59.8
17.5
31.5
-
21.9
-
8.9
-
13.0
-
Operating costs
(1,410.7)       (1,181.6)
(379.2)
(343.4)
(255.7)
(203.3)
-
(229.1)
(115.1)
(6.2)
(66.0)
(107.8)
66.0
Underground
(1,280.7)       (1,066.4)
(330.5)
(314.0)
(243.0)
(178.9)
-
(214.3)
(115.1)
-
(66.0)
(99.2)
66.0
Surface
(130.0)
(115.2)
(48.7)
(29.4)
(12.7)
(24.4)
-
(14.8)
-
(6.2)
-
(8.6)
-
Operating profit
717.4
691.8
261.2
262.2
145.1
25.8
(2.5)
25.6
19.3
2.7
17.3
5.1
(18.8)
Underground
628.4
609.9
221.6
231.8
140.3
18.7
(2.5)
18.5
19.3
-
17.3
0.7
(18.8)
Surface
89.0
81.9
39.6
30.4
4.8
7.1
-
7.1
-
2.7
-
4.4
-
Amortisation and depreciation
(275.3)
(259.8)
(69.0)
(81.1)
(55.7)
(52.5)
(1.5)
(15.5)
(9.3)
(0.1)
(15.2)
(4.0)
13.1
Net operating profit
442.1
432.0
192.2
181.1
89.4
(26.7)
(4.0)
10.1
10.0
2.6
2.1
1.1
(5.7)
Investment income
22.6
19.7
4.8
4.2
2.3
2.2
6.2
2.9
0.8
(0.6)
-
(198.8)
201.5
Finance expenses
(61.5)
(54.9)
(9.7)
(10.6)
(5.3)
(5.2)
(24.1)
(6.6)
(0.1)
-
(0.8)
(1.8)
(3.9)
Share-based payments
(17.4)
(17.4)
(1.1)
(0.9)
(0.6)
-
(14.8)
-
-
-
-
-
-
Exploration and feasibility costs
(0.3)
(0.3)
-
-
(0.3)
-
-
-
-
-
-
-
-
Net other costs
(78.6)
(70.0)
(15.4)
(12.9)
(11.3)
(7.8)
(22.6)
(8.6)
(4.4)
-
12.8
(6.3)
(10.7)
Non-recurring items
37.9
(105.5)
(1.4)
1.1
(0.9)
(97.0)
(7.3)
143.4
(0.1)
-
-
160.4
(16.9)
Royalties
(37.2)
(35.9)
(14.0)
(13.2)
(7.6)
(1.1)
-
(1.3)
-
-
(5.6)
(0.6)
4.9
Current tax
(75.7)
(75.6)
(32.2)
(28.7)
(15.2)
(0.1)
0.6
(0.1)
-
-
(1.6)
-
1.5
Deferred tax
(9.0)
(11.2)
(4.4)
(10.1)
1.3
2.4
(0.4)
2.2
-
(0.8)
0.9
1.8
0.3
Profit for the period
222.9
80.9
118.8
110.0
51.8
(133.3)
(66.4)
142.0
6.2
1.2
7.8
(44.2)
171.0
Profit attributable to:
Owners of Sibanye
252.2
110.4
118.8
110.0
51.8
(103.7)
(66.5)
141.8
6.2
1.0
7.8
(44.2)
171.0
Non-controlling interests
(29.3)
(29.5)
-
-
-
(29.6)
0.1
0.2
-
0.2
-
-
-
Capital expenditure
Total expenditure
(282.8)
(260.5)
(71.6)
(88.9)
(42.8)
(17.0)
(40.2)
(22.3)
(12.0)
(0.1)
(10.9)
(10.1)
10.8
Sustaining capital
(68.9)
(46.6)
(14.9)
(17.8)
(5.8)
(3.3)
(4.8)
(22.3)
(12.0)
(0.1)
(10.9)
(10.1)
10.8
Ore reserve development
(163.1)
(163.1)
(53.0)
(62.2)
(37.0)
(10.9)
-
-
-
-
-
-
-
Growth projects
(50.8)
(50.8)
(3.7)
(8.9)
-
(2.8)
(35.4)
-
-
-
-
-
-
1
The Platinum Division’s results for the year ended 31 December 2016 include Aquarius for nine months since acquisition and the Rustenburg Operations for two months since acquisition.
2
The average exchange rate for the year ended 31 December 2016 was R14.68/US$.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Segment operating and financial results (continued)
Figures are in millions unless otherwise stated
United States Dollars
1
For the year ended
31 December 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Operating results
-
5,793
4,319
3,977
5,772
19,861      000’t
Ore milled
000’t
19,861
5,772
3,977
4,319
5,793
-
-
1,470
2,723
1,979
2,412
8,584
Underground
8,584
2,412
1,979
2,723
1,470
-
-
4,323
1,596
1,998
3,360
11,277
Surface
11,277
3,360
1,998
1,596
4,323
-
-
1.08
2.34
3.54
3.01
2.41      g/t
Yield
g/t
2.41
3.01
3.54
2.34
1.08
-
-
3.65
3.51
6.50
6.36
5.02
Underground
5.02
6.36
6.49
3.51
3.65
-
-
0.21
0.34
0.61
0.60
0.41
Surface
0.41
0.60
0.61
0.34
0.21
-
-
201.0
324.9
452.3
557.8
1,536.0      000’oz
Gold
produced/sold
kg
47,775
17,350
14,068
10,105
6,252
-
-
172.3
307.3
413.1
493.3
1,386.0
Underground
43,109
15,345
12,848
9,557
5,359
-
-
28.7
17.6
39.2
64.5
150.0
Surface
4,666
2,005
1,220
548
893
-
-
1,161
1,163
1,160
1,158
1,160      $/oz
Gold price
R/kg
475,508
474,697
475,647
476,546
475,768
-
-
1,158
831
836
756
848     $/oz
Total cash cost
R/kg
347,613
309,764
342,764
340,792
474,584
-
-
1,329
996
1,051
914
1,051      $/oz
All-in-cost
R/kg
430,746
374,790
430,751
408,422
544,658
-
-
(14)
14
9
21
9%
All-in-cost margin
%
9
21
9
14
(14)
-
-
40
62
94
71
65     $/t
Operating cost
R/t
825
907
1,201
785
514
-
-
140
92
177
152
137
Underground
1,741
1,941
2,251
1,169
1,782
-
-
7
10
13
13
10
Surface
128
165
161
129
83
-
Financial results
-
233.3
377.7
524.8
646.0
1,781.8
Revenue
22,717.4
8,236.0
6,691.4
4,815.5
2,974.5
-
-
201.0
357.3
479.5
571.3
1,609.1
Underground
20,515.0
7,284.1
6,112.8
4,555.7
2,562.4
-
-
32.3
20.4
45.3
74.7
172.7
Surface
2,202.4
951.9
578.6
259.8
412.1
-
-
(233.5)
(266.0)
(374.7)
(410.6)       (1,284.8)
Operating costs
(16,380.4)
(5,234.2)        (4,777.2)      (3,391.0)     (2,978.0)
-
-
(205.5)
(249.8)
(349.4)
(367.2)       (1,171.9)
Underground
(14,940.8)
(4,681.2)
(4,454.9)       (3,184.5)     (2,620.2)
-
-
(28.0)
(16.2)
(25.3)
(43.4)
(112.9)
Surface
(1,439.6)
(553.0)
(322.3)
(206.5)
(357.8)
-
-
(0.2)
111.7
150.1
235.4
497.0
Operating profit
6,337.0
3,001.8
1,914.2
1,424.5
(3.5)
-
-
(4.5)
107.5
130.1
204.1
437.2
Underground
5,574.2
2,602.9
1,657.9
1,371.2
(57.8)
-
-
4.3
4.2
20.0
31.3
59.8
Surface
762.8
398.9
256.3
53.3
54.3
-
(1.6)
(55.3)
(58.0)
(80.7)
(89.6)
(285.2)
Amortisation and depreciation
(3,636.6)
(1,142.6)
(1,029.3)
(739.4)
(704.6)
(20.7)
(1.6)
(55.5)
53.7
69.4
145.8
211.8
Net operating profit
2,700.4
1,859.2
884.9
685.1
(708.1)
(20.7)
6.3
2.1
2.5
4.0
5.3
20.2
Investment income
257.0
67.5
50.6
31.3
27.1
80.5
(11.4)
(4.8)
(4.5)
(11.8)
(11.6)
(44.1)
Finance expenses
(561.8)
(147.7)
(150.1)
(57.2)
(61.3)       (145.5)
(27.8)
(2.2)
(3.6)
(4.7)
(5.0)
(43.3)
Net other costs
(551.5)
(64.0)
(59.8)
(46.4)
(28.2)       (353.1)
(14.8)
-
(1.8)
(2.2)
(2.7)
(21.5)
Share-based payments
(274.4)
(35.1)
(27.6)
(23.5)
-      (188.2)
(0.4)
(0.2)
(0.1)
(0.1)
(1.1)
(1.9)
Exploration/feasibility costs
(23.6)
(13.9)
(0.6)
(0.9)
(1.9)
(6.3)
(15.1)
(2.5)
(0.7)
0.6
(0.3)
(18.0)
Non-recurring items
(230.1)
(2.9)
7.2
(8.4)
(31.8)       (194.2)
-
(1.3)
(7.0)
(7.7)
(15.4)
(31.4)
Royalties
(400.6)
(196.8)
(98.4)
(88.7)
(16.7)
-
(1.2)
-
(12.0)
(7.6)
(33.8)
(54.6)
Current tax
(696.7)
(430.8)
(97.4)
(153.4)
-
(15.1)
9.7
9.6
1.4
0.1
4.2
25.0
Deferred tax
319.5
53.4
0.9
18.0
122.0
125.2
(56.3)
(54.8)
27.9
40.0
85.4
42.2
Profit for the period
538.2
1,088.9
509.7
355.9
(698.9)      (717.4)
Profit attributable to:
(56.3)
(40.8)
27.9
40.0
85.4
56.2
Owners of Sibanye
716.9
1,088.9
509.7
355.9
(519.9)       (717.7)
-
(14.0)
-
-
-
(14.0)
Non-controlling interests
(178.7)
-
-
-
(179.0)
0.3
Capital expenditure
(22.5)
(26.5)
(46.7)
(88.6)
(78.0)
(262.3)
Total expenditure
(3,344.8)
(994.2)
(1,129.9)
(596.5)
(337.4)        (286.8)
(1.2)
(7.3)
(6.7)
(17.7)
(19.6)
(52.5)
Sustaining capital
(668.9)
(249.2)
(225.6)
(86.1)
(92.9)
(15.1)
-
(17.8)
(40.0)
(65.9)
(57.1)
(180.8)
Ore reserve development
(2,304.9)
(727.0)
(840.6)
(510.4)
(226.9)
-
(21.3)
(1.4)
-
(5.0)
(1.3)
(29.0)
Growth projects
(371.0)
(18.0)
(63.7)
-
(17.6)       (271.7)
1
The average exchange rate for the year ended 31 December 2015 was R12.75/US$.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

GOLD DIVISION – UNIT COST BENCHMARKING METRICS
Cost benchmarks for the six months ended 31 December 2016, compared with the six months ended 30 June 2016 and the six months ended 31 December 2015
Figures are in rand millions unless otherwise stated
Gold Division
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost 1
Dec 2016
8,649.7
2,799.2
2,522.2
1,925.3
1,403.0
-
Jun 2016
8,696.3
2,767.4
2,518.8
1,828.1
1,582.0
-
Dec 2015
8,500.9
2,641.2
2,479.9
1,782.6
1,597.2
-
Less: General and admin
Dec 2016
(95.3)
(34.3)
(32.4)
(18.0)
(10.6)
-
Jun 2016
(94.0)
(34.1)
(31.5)
(16.8)
(11.6)
-
Dec 2015
(93.1)
(28.3)
(26.7)
(18.4)
(19.7)
-
Plus: Royalty
Dec 2016
265.3
102.8
94.4
60.9
7.2
-
Jun 2016
262.7
102.0
99.9
52.3
8.5
-
Dec 2015
261.2
117.9
69.7
65.4
8.2
-
Total cash cost 2
Dec 2016
8,819.7
2,867.7
2,584.2
1,968.2
1,399.6
-
Jun 2016
8,865.0
2,835.3
2,587.2
1,863.6
1,578.9
-
Dec 2015
8,669.0
2,730.8
2,522.9
1,829.6
1,585.7
-
Plus: General and admin
Dec 2016
95.3
34.3
32.4
18.0
10.6
-
Jun 2016
94.0
34.1
31.5
16.8
11.6
-
Dec 2015
93.1
28.3
26.7
18.4
19.7
-
Community costs
Dec 2016
60.8
8.5
13.1
23.0
16.2
-
Jun 2016
19.7
8.0
7.2
4.0
0.5
-
Dec 2015
23.8
8.7
5.9
13.7
(4.5)
-
Share-based payments 3
Dec 2016
12.3
5.6
4.3
2.4
-
-
Jun 2016
27.0
10.9
9.4
6.7
-
-
Dec 2015
129.4
16.0
12.0
11.3
-
90.1
Rehabilitation
Dec 2016
58.8
(18.4)
19.7
10.4
46.0
1.1
Jun 2016
82.0
(10.6)
24.4
13.1
54.1
1.0
Dec 2015
74.6
12.9
12.4
9.8
40.2
(0.7)
Ore reserve development
Dec 2016
1,252.1
399.2
494.3
285.9
72.7
-
Jun 2016
1,142.3
379.8
418.6
257.0
86.9
-
Dec 2015
1,186.8
400.1
422.5
261.3
102.9
-
Sustaining capital
Dec 2016
402.2
147.0
175.3
52.8
27.1
-
expenditure
Jun 2016
211.2
71.5
85.9
32.0
21.8
-
Dec 2015
356.9
165.1
114.4
39.4
38.0
-
On-mine exploration
Dec 2016
-
-
-
-
-
-
Jun 2016
-
-
-
-
-
-
Dec 2015
8.4
7.3
0.6
0.4
0.1
-
Less: By-product credit
Dec 2016
(15.0)
(5.0)
(3.8)
(4.1)
(2.1)
-
Jun 2016
(13.2)
(4.6)
(3.0)
(3.5)
(2.1)
-
Dec 2015
(12.0)
(4.4)
(2.7)
(3.4)
(1.5)
-
Total All-in sustaining cost 4
Dec 2016
10,686.2
3,438.9
3,319.5
2,356.6
1,570.1
1.1
Jun 2016
10,428.0
3,324.4
3,161.2
2,189.7
1,751.7
1.0
Dec 2015
10,530.0
3,364.8
3,114.7
2,180.5
1,780.6
89.4
Plus: Corporate cost, growth
and capital expenditure
Dec 2016
601.9
37.2
94.7
4.5
36.2
429.3
Jun 2016
395.6
16.9
35.3
0.3
4.5
338.6
Dec 2015
249.4
13.9
61.8
-
13.9
159.8
Total All-in cost 5
Dec 2016
11,288.1
3,476.1
3,414.2
2,361.1
1,606.3
430.4
Jun 2016
10,823.6
3,341.3
3,196.5
2,190.0
1,756.2
339.6
Dec 2015
10,779.4
3,378.7
3,176.5
2,180.5
1,794.5
249.2
Gold sold
kg
Dec 2016
23,676
8,173
7,788
5,197
2,518
-
Jun 2016
23,229
7,873
7,388
4,844
3,124
-
Dec 2015
25,571
9,093
7,471
5,604
3,403
-
000’ozs
Dec 2016
761.3
262.8
250.4
167.1
81.0
-
Jun 2016
746.8
253.1
237.5
155.7
100.4
-
Dec 2015
822.1
292.3
240.2
180.2
109.4
-
Total cash cost
R/kg
Dec 2016
372,504
350,875
331,818
378,718
555,838
-
Jun 2016
381,635
360,130
350,189
384,723
505,410
-
Dec 2015
339,017
300,319
337,692
326,481
465,971
-
US$/oz
Dec 2016
829
781
739
843
1,238
-
Jun 2016
772
728
708
778
1,022
-
Dec 2015
775
686
772
746
1,065
-
All-in sustaining cost
R/kg
Dec 2016
451,352
420,763
426,233
453,454
623,550
-
Jun 2016
448,922
422,253
427,883
452,044
560,723
-
Dec 2015
411,795
370,043
416,905
389,097
523,244
-
US$/oz
Dec 2016
1,005
937
949
1,010
1,388
-
Jun 2016
908
854
865
914
1,134
-
Dec 2015
941
846
953
889
1,196
-
All-in cost
R/kg
Dec 2016
476,774
425,315
438,392
454,320
637,927
-
Jun 2016
465,952
424,400
432,661
452,106
562,164
-
Dec 2015
421,548
371,572
425,177
389,097
527,329
-
US$/oz
Dec 2016
1,062
947
976
1,012
1,420
-
Jun 2016
942
858
875
914
1,137
-
Dec 2015
963
849
972
889
1,205
-
The average exchange rates for the six months ended 31 December 2016, 30 June 2016 and 31 December 2015 were R13.97/US$, R15.38/US$ and R13.61/US$, respectively.
Figures may not add as they are rounded independently.
Total cash costs are calculated in accordance with the Gold Institute Industry standard.
1
Operating costs – All gold mining related costs before amortisation/depreciation, tax, non-recurring items.
2
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above
All-in costs are calculated in accordance with the World Gold Council guidance
1
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
3
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.
4
Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5
Total All-in costs includes sustaining and Group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
Cost benchmarks for the year ended 31 December 2016 compared with the year ended
31 December 2015
Figures are in rand millions unless otherwise stated
Gold Division
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost 1
Dec 2016
17,346.0
5,566.6
5,041.0
3,753.4
2,985.0
-
Dec 2015
16,380.4
5,234.2
4,777.2
3,391.0
2,978.0
-
Less: General and admin
Dec 2016
(189.3)
(68.4)
(63.9)
(34.8)
(22.2)
-
Dec 2015
(173.8)
(56.6)
(53.6)
(36.0)
(27.6)
-
Plus: Royalty
Dec 2016
528.1
204.8
194.3
113.3
15.7
-
Dec 2015
400.6
196.8
98.4
88.7
16.7
-
Total cash cost 2
Dec 2016
17,684.8
5,703.0
5,171.4
3,831.9
2,978.5
-
Dec 2015
16,607.2
5,374.4
4,822.0
3,443.7
2,967.1
-
Plus: General and admin
Dec 2016
189.3
68.4
63.9
34.8
22.2
-
Dec 2015
173.8
56.6
53.6
36.0
27.6
-
Community costs
Dec 2016
80.4
16.5
20.3
27.0
16.6
-
Dec 2015
40.7
13.9
8.9
15.0
2.9
-
Share-based payments 3
Dec 2016
39.3
16.5
13.7
9.1
-
-
Dec 2015
274.4
35.1
27.6
23.5
-
188.2
Rehabilitation
Dec 2016
141.0
(28.9)
44.1
23.2
100.1
2.5
Dec 2015
138.3
23.1
22.9
17.3
75.0
-
Ore reserve development
Dec 2016
2,394.4
779.0
912.9
542.9
159.6
-
Dec 2015
2,304.9
727.0
840.6
510.4
226.9
-
Sustaining capital expenditure
Dec 2016
613.4
218.5
261.2
84.8
48.9
-
Dec 2015
653.8
249.2
225.6
86.1
92.9
-
On-mine exploration
Dec 2016
-
-
-
-
-
-
Dec 2015
17.3
13.9
0.6
0.9
1.9
-
Less: By-product credit
Dec 2016
(28.2)
(9.6)
(6.8)
(7.6)
(4.2)
-
Dec 2015
(26.8)
(8.6)
(5.7)
(5.8)
(6.7)
-
Total All-in sustaining cost 4
Dec 2016
21,114.4
6,763.4
6,480.7
4,546.1
3,321.7
2.5
Dec 2015
20,183.6
6,484.6
5,996.1
4,127.1
3,387.6
188.2
Plus: Group exploration growth and
other capital exploration
Dec 2016
1,052.2
54.1
130.1
4.8
40.7
822.5
Dec 2015
395.3
18.0
63.7
-
17.6
296.0
Total All-in cost 5
Dec 2016
22,166.6
6,817.5
6,610.8
4,550.9
3,362.4
827.0
Dec 2015
20,578.9
6,502.6
6,059.8
4,127.1
3,405.2
484.2
Gold sold
Kg
Dec 2016
46,905
16,046
15,176
10,041
5,642
-
Dec 2015
47,775
17,350
14,068
10,105
6,252
-
000’ozs
Dec 2016
1,508
515.9
487.9
322.8
181.4
-
Dec 2015
1,536.0
557.8
452.3
324.9
201.0
-
Total cash cost
R/kg
Dec 2016
377,034
355,416
340,762
381,625
527,916
-
Dec 2015
347,613
309,764
342,764
340,792
474,584
-
US$/oz
Dec 2016
799
753
722
809
1,119
-
Dec 2015
848
756
836
831
1,158
-
All-in sustaining cost
R/kg
Dec 2016
450,152
421,501
427,036
452,754
588,745
-
Dec 2015
422,472
373,752
426,223
408,422
541,843
-
US$/oz
Dec 2016
954
893
905
960
1,248
-
Dec 2015
1,031
912
1,040
996
1,322
-
All-in cost
R/kg
Dec 2016
472,585
424,872
435,609
453,232
595,959
-
Dec 2015
430,746
374,790
430,751
408,422
544,658
-
US$/oz
Dec 2016
1,002
901
923
961
1,263
-
Dec 2015
1,051
914
1,051
996
1,329
-
The average exchange rates for the year ended 31 December 2016 and 31 December 2015 were R14.68/US$, and R12.75/US$, respectively.
Figures may not add as they are rounded independently.
Total cash costs are calculated in accordance with the Gold Institute Industry standard.
1
Operating costs – All gold mining-related costs before amortisation/depreciation, tax, non-recurring items.
2
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above
All-in costs are calculated in accordance with the World Gold Council guidance
1
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
3
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.
4
Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5
Total All-in costs includes sustaining and Group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

GOLD DIVISION – QUARTERLY SALIENT FEATURES
Salient features and cost benchmarks for the quarters ended 31 December 2016 and
30 September 2016
Gold Division
Driefontein
Kloof
Beatrix
Cooke
Total
Under-
ground
Surface
Under-
ground
Surface
Under-
ground
Surface
Under-
ground Surface
Under-
ground
Surface
Tonnes milled/treated
000’t
Dec 2016
4,936
1,952
2,984
516
919
517
789
701
361
218
915
Sept 2016
5,238
2,066
3,172
506
1,098
555
687
743
359
262
1,028
Yield
g/t
Dec 2016
2,41
5.48
0.40
7.25
0.54
6.66
0.51
3.62
0.30
4.50
0.22
Sept 2016
2.27
5.15
0.39
6.85
0.50
6.52
0.53
3.28
0.32
4.30
0.22
Gold produced
kg
Dec 2016
11,908
10,703
1,205
3,740
499
3,445
399
2,537
107
981
200
Sept 2016
11,897
10,649
1,248
3,468
550
3,617
361
2,438
115
1,126
222
000’oz
Dec 2016
382.9
344.3
38.8
120.3
16.0
110.8
12.8
81.5
3.5
31.5
6.5
Sept 2016
382.5
342.4
40.1
111.5
17.7
116.3
11.6
78.4
3.7
36.2
7.1
Gold price received
R/kg
Dec 2016
541,082
540,842
539,790
540,998
570,000
Sept 2016
597,705
597,760
597,386
598,198
606,009
US$/oz
Dec 2016
1,212
1,212
1,209
1,212
1,277
Sept 2016
1,322
1,323
1,322
1,324
1,341
Operating cost
R/t
Dec 2016
833
1,893
140
2,312
189
2,090
147
1,324
109
2,265
96
Sept 2016
874
1,996
144
2,479
187
2,207
164
1,226
131
2,802
89
Total cash cost
R/kg
Dec 2016
346,439
324,260
310,630
368,684
491,538
Sept 2016
398,319
378,372
352,086
389,111
611,573
US$/oz
Dec 2016
776
726
696
826
1,101
Sept 2016
881
837
779
861
1,353
Operating margin
%
Dec 2016
36
36
36
41
35
42
46
32
31
13
18
Sept 2016
36
35
40
39
38
43
48
38
34
(10)
35
All-in sustaining cost
R/kg
Dec 2016
427,091
393,333
409,843
445,045
562,308
Sept 2016
479,785
449,154
441,956
462,162
676,632
US$/oz
Dec 2016
957
881
918
997
1,260
Sept 2016
1,062
994
978
1,023
1,497
All-in cost
R/kg
Dec 2016
455,370
397,882
423,491
446,710
577,692
Sept 2016
497,794
453,708
452,690
462,201
690,134
US$/oz
Dec 2016
1,020
891
949
1,001
1,294
Sept 2016
1,102
1,004
1,002
1,023
1,527
All-in cost margin
%
Dec 2016
16
26
22
17
(6)
Sept 2016
17
24
24
23
(16)
Ore reserve development
R’mil
Dec 2016
591,1
184.9
231.6
140.4
34.2
Sept 2016
661.1
214.4
262.8
145.5
38.4
Sustaining capital
Dec 2016
258.1
93.4
115.5
35.6
13.6
Sept 2016
144.1
53.7
59.8
17.2
13.4
Corporate and project
Dec 2016
257.7
18.8
52.0
0.4
18.1
expenditure
1
Sept 2016
79.3
18.3
42.7
0.1
18.2
Total capital expenditure
R’mil
Dec 2016
1,106.9
297.1
399.1
176.4
65.9
Sept 2016
1,024.0
286.4
365.3
162.8
70.0
Total capital expenditure
US$’mil
Dec 2016
79.7
21.4
28.8
12.7
4.7
Sept 2016
71.7
20.1
25.2
11.5
4.9
The average exchange rates for the quarters ended 31 December 2016 and 30 September 2016 were R13.88/US$ and R14.06/US$, respectively.
Figures may not add as they are rounded independently.
1
Corporate and project expenditure for the quarters ended 31 December 2016 and 30 September 2016 amounted to R168.4 million (US$12.1 million) and R139.5 million
(US$10.0 million), respectively.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
PLATINUM DIVISION – QUARTERLY SALIENT FEATURES
Platinum Division – Salient features and cost benchmarks for the quarters ended
31 December 2016 and 30 September 2016
Platinum Division – attributable
1
Kroondal
Mimosa
Plat Mile
Rustenburg
Total
Under-
ground
Surface      Attributable       Attributable
Surface
Under-
ground
Surface
Tonnes milled/treated
000’t
Dec 2016
5,808
2,448
3,360
904
340
2,366
1,204
994
Sep 2016
3,112
1,242
1,870
897
345
1,870
-
-
Plant head grade
g/t
Dec 2016
1.88
3.20
0.92
2.44
3.61
0.67
3.65
1.53
Sep 2016
1.49
2.79
0.63
2.51
3.53
0.63
-
-
Plant recoveries
%
Dec 2016
66.37
82.93
24.66
82.29
78.28
12.38
84.54
37.42
Sep 2016
63.60
80.75
12.77
81.97
78.50
12.77
-
-
PGM 4E production 2
4Eoz
Dec 2016
233,199
208,586
24,613
58,252
30,863
6,297
119,471
18,316
Sep 2016
94,791
89,990
4,801
59,268
30,722
4,801
-
-
Average PGM 4E basket price
R/4Eoz
Dec 2016
11,900
11,872
12,133
11,688
12,228
11,754
11,870
12,263
Sep 2016
12,726
12,711
13,015
12,949
12,252
13,015
-
-
US$/4Eoz
Dec 2016
857
855
874
842
881
847
855
883
Sep 2016
901
899
925
914
871
925
-
-
Operating cost
R/t
Dec 2016
424
945
45
604
917
11
1,209
128
Sep 2016
290
703
16
625
907
16
-
-
US$/t
Dec 2016
31
68
3
44
66
1
87
9
Sep 2016
21
50
1
44
64
1
-
-
Operating margin
%
Dec 2016
8
5
36
7
19
47
1
33
Sep 2016
25
24
39
23
26
39
-
-
Operating cost 3
R/4Eoz
Dec 2016
10,571
11,090
6,176
9,368
10,103
4,002
12,185
6,923
Sep 2016
9,532
9,701
6,361
9,453
10,179
6,361
-
-
US$/4Eoz
Dec 2016
762
799
445
675
728
288
878
499
Sep 2016
678
690
452
672
724
452
-
-
Total capital expenditure
Rm
Dec 2016
269.3
269.1
0.2
67.0
53.4
0.2
148.7
-
Sep 2016
87.5
87.2
0.3
41.5
45.7
0.3
-
-
US$ mil
Dec 2016
19.3
19.3
-
4.8
3.8
-
10.7
-
Sep 2016
6.2
6.2
-
2.9
3.3
-
-
-
Figures may not add as they are rounded independently.
1
Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%), Platinum Mile surface operation and Rustenburg since acquisition on 1 November 2016.
2
Production per product
Quarter ended
Dec 2016
Sep 2016
Platinum
134,836
52,480
Palladium
73,437
31,697
Rhodium
19,457
8,129
Gold
5,469
2,485
PGM4E production (4Eoz)
233,199
94,791
Ruthenium
30,804
12,368
Iridium
7,047
3,038
Total
271,050
110,197
3
Operating costs are all mining related costs before amortisation and depreciation, royalties, taxation and non-recurring items.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
31 December 2016
Quarter ended
30 September 2016
Year ended
31 December 2016
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced
(m)
1,512
974
845
1,237
963
771
6,111
3,480
3,866
Advanced on reef
(m)
237
378
131
130
214
109
874
1040
482
Channel width
(cm)
36
50
116
78
41
96
56
60
96
Average value
(g/t)
33.8
11.6
27.2
13.7
16.3
41.5
21.6
9.5
36.4
(cmg/t)
1,218
578
3,141
1,067
669
3,980
1,203
567
3,511
Kloof
Quarter ended
31 December 2016
Quarter ended
30 September 2016
Year ended
31 December 2016
Reef
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
VCR
Advanced
(m)
681
768
170
2,425
617
782
226
2,330
2,824
3,064
696
9,583
Advanced on reef
(m)
206
69
-
454
292
116
-
476
992
422
32
1,949
Channel width
(cm)
115
48
-
102
142
50
-
110
156
82
117
111
Average value
(g/t)
11.6
18.9
-
25.4
5.6
13.8
-
22.9
7.8
8.7
11.0
22.8
(cmg/t)
1,331
907
-
2,584
794
696
-
2,514
1,220
714
1,286
2,526
Beatrix
Quarter ended
31 December 2016
Quarter ended
30 September 2016
Year ended
31 December 2016
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
4,613
723
4,503
756
17,986
3,294
Advanced on reef
(m)
1,289
138
1,354
85
5,168
675
Channel width
(cm)
145
102
128
118
129
130
Average value
(g/t)
5.9
13.3
7.7
16.9
7.2
13.5
(cmg/t)
861
1,361
992
1,998
932
1,522
Cooke
Quarter ended
31 December 2016
Quarter ended
30 September 2016
Year ended
31 December 2016
Reef
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
Advanced
(m)
203
831
-
184
268
1,124
-
226
1,155
5,002
173
785
Advanced on reef
(m)
45
142
-
27
129
434
-
71
534
1,758
125
201
Channel width
(cm)
73
88
-
119
248
232
-
213
241
243
352
223
Average value
(g/t)
5.4
10.6
-
4.7
3.8
3.5
-
2.9
3.0
4.0
4.7
3.6
(cmg/t)
392
933
-
559
954
816
-
628
725
982
1,654
807
Kroondal
1
Quarter ended
31 December 2016
Period ended
31 December 2016
Reef
Kopaneng
Simunye
Bambanani
Kwezi
K6
Kopaneng
Simunye
Bambanani
Kwezi
K6
Advanced
(m)
701
552
1,160
767
974
1,925
1,540
3,133
2,094
2,529
Advanced on reef
(m)
300
477
294
694
971
1,409
1,417
1,777
1,587
2,492
Channel width
(cm)
102
183
45
104
193
159
189
71
85
178
Height
(cm)
260
244
224
240
254
250
235
224
231
241
Average value
(g/t)
1.26
2.16
0.81
2.45
2.46
1.75
2.2
1.57
2.03
2.65
(cmg/t)
326
528
182
587
627
439
517
352
470
640
1
Development data since acquisition on 12 April 2016.
Rustenburg
2
Period ended
31 December 2016
Reef
Bathopele
Thembelani
Khuseleka
Siphumelele
Advanced
(m)
190
1,387
1,254
1,291
Advanced waste
(m)
-
942
1,018
986
Advanced on reef
(m)
190
445
236
305
Channel width
(cm)
73
-
-
-
Height (SW)
(cm)
219
119
117
122
Average value
(g/t)
2.61
4.06
4.14
5.55
(cmg/t)
570
483
485
677
2
Development data since acquisition on 1 November 2016.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016
FORWARD LOOKING STATEMENTS
This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as
“target”, “will”, “would”, “expect”, “anticipate”, “plans”, “potential”, “can”, “may” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, expected timings of the Stillwater transaction (the “Transaction”) (including completion), potential Transaction benefits (including statements regarding growth and cost savings) or information related to the Blitz Project, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-
looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; Sibanye’s or
Stillwater’s ability to complete the proposed Transaction; the inability to complete the proposed Transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the merger agreement; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction; the success of Sibanye’s business strategy and changes thereto, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs) and/or uranium;
the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye’s filings with the JSE and the SEC, including in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended
31 December 2015 and the Integrated Annual Report 2015. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed
Transaction, Sibanye intends to post to its shareholders a JSE Limited (“JSE”) Category 1 circular subject to the approval of the circular by the JSE and Stillwater has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the proposed Transaction and related matters.
SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRCULAR AND OTHER RELEVANT DOCUMENTS WHEN
THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The
proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE
ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN
THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanye.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the
SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at
www.stillwatermining.com
.

Sibanye Operating and Financial Results | Six months and financial year ended 31 December 2016

PARTICIPANTS IN THE SOLICITATION
Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of
Sibanye’s and Stillwater’s respective shareholders in connection with the proposed Transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of
Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2015, which was filed with the SEC on 21 March 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended
31 December 2015, which was filed with the SEC on 22 February 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction is included in the proxy statement that
Stillwater has filed with the SEC.
NO OFFER OR SOLICITATION
This document is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein that are being offered outside of the United States have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.
The public offering of securities currently intended by the issuer to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company, its management and financial statements.

Sibanye Gold Operating and Financial Report 2015 | 32
ADMINISTRATION AND CORPORATE INFORMATION
Sibanye Gold Limited
Incorporated in the
Republic of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN: ZAE E000173951

Listings
JSE: SGL
NYSE: SBGL

Website
www.sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
(Private Bag X5, Westonaria,
1780, South Africa)
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
       +27 11 278 9656
E-mail:
james.wellsted@sibanyegol
d.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
E-mail:
cain.farrel@sibanyegold.co.za

Directors
Sello Moloko 1 (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick 2
Robert Chan 2
Timothy Cumming 1
Barry Davison 1
Rick Menell 1
Nkosemntu Nika 1
Keith Rayner 1
Susan van der Merwe 1
Jerry Vilakazi 1
Jiyu Yuan 2

1  Independent non-executive
2  Non-independent non-
  executive
JSE Sponsor
JP Morgan Equities South Africa
Proprietary Limited (Registration
number : 1995/011815/07)
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton, 2196,
South Africa)

Office of the United Kingdom
Secretaries
London
St James’s Corporate Services
Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American Depository Receipts
Transfer Agent
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA15252-8516
US toll-free:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Tatyana Vesselovskaya
Relationship Manager
BNY Mellon
Depositary Receipts
Direct Line: +1 212 815 2867
Mobile: +1 203 609 5159
Fax: +1 212 571 3050
Email:
tatyana.vesselovskaya@bnymellon.
com

Transfer Secretaries
South Africa
Computershare Investor
Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
2196
(PO Box 61051, Marshalltown,
2107 , South Africa)
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus
network extras, lines are open
8.30am – 5pm Mon-Fri] or
+44 20 8639 3399 (from
overseas)
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com

Auditors
KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown
2193
Johannesburg
South Africa
Tel: +27 11 647 7111

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
By:             /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer
Dated: February 23, 2017